    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997.



                                                      REGISTRATION NO. 333-32121

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                      APPLIED GRAPHICS TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                         7336                        13-3864004
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INSTITUTIONAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
       28 WEST 23RD STREET, 11TH FLOOR                    MARTIN D. KRALL, ESQ.
           NEW YORK, NEW YORK 10010                        450 WEST 33RD STREET
                (212) 929-4111                           NEW YORK, NEW YORK 10001
      (ADDRESS, INCLUDING ZIP CODE, AND                       (212) 210-6345
    TELEPHONE NUMBER, INCLUDING AREA CODE,       (NAME, ADDRESS, INCLUDING ZIP CODE, AND
      OF PRINCIPAL EXECUTIVE OFFICES AND        TELEPHONE NUMBER, INCLUDING AREA CODE, OF
         PRINCIPAL PLACE OF BUSINESS)                       AGENT FOR SERVICE)

                                    Copy to:

          THOMAS H. MCCORMICK, ESQ.                        JULIE M. ALLEN, ESQ.
      SHAW, PITTMAN, POTTS & TROWBRIDGE              O'SULLIVAN GRAEV & KARABELL, LLP
             2300 N STREET, N.W.                           30 ROCKEFELLER PLAZA
            WASHINGTON, D.C. 20037                       NEW YORK, NEW YORK 10112
                (202) 663-8000                                (212) 408-2400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [
] ________________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)


DATED AUGUST 1, 1997


                                5,000,000 SHARES

                            [APPLIED GRAPHICS LOGO]
                                  COMMON STOCK
                         ------------------------------


     Of the 5,000,000 shares of Common Stock offered hereby, 3,000,000 are being offered by Applied Graphics Technologies, Inc. ("AGT" or the "Company") and 2,000,000 are being offered by selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds of the sale of shares by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "AGTX." On July 31, 1997, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $39.75 per share. See "Price Range of Common Stock."

                         ------------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.

          SEE "RISK FACTORS," BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                                                                  Proceeds to
                                    Price to                      Proceeds to       Selling
                                     Public       Underwriting     Company(2)     Stockholders
                                                 Discounts and
                                                 Commissions(1)
------------------------------------------------------------------------------------------------
Per Share.......................        $              $               $               $
Total (3).......................        $              $               $               $
================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $700,000.

(3) Applied Printing Technologies, L. P. has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 750,000 additional shares of Common Stock at the Price to Public, less Underwriting Discounts and Commissions, to cover over-allotments, if any. If all such additional shares are purchased, the per share Price to Public, per share Underwriting Discounts and Commissions and total Proceeds to Selling
    Stockholders will be $          , $          and $          , respectively.
    See "Underwriting."

                         ------------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the
offices of Cowen & Company, New York, New York, on or about August   , 1997.
                         ------------------------------

COWEN & COMPANY
              BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                                           MONTGOMERY SECURITIES
            , 1997

                                   [GRAPHICS]

                                AGT'S BUSINESSES

     [The following appears in column format. Each column begins with an image. Headings are printed in color. The page background is black. The text in the columns is printed in white.]

[image of computer mouse]


DIGITAL PREPRESS SERVICES


     AGT provides high-end digital prepress and advanced digital imaging services to suit clients' needs -- and transmits, over diverse communications systems, including a satellite transmission system, print-ready product to locations worldwide from its network of regional facilities throughout the U.S.

[image of computer discs]

OUTSOURCED FACILITIES MANAGEMENT SERVICES

     AGT offers its clients a 100 percent outsourced solution to their digital prepress, imaging and archiving needs -- providing its leading-edge technology, skilled personnel and comprehensive services on-site at the customer's own location.

[image of CD]

ADVANCED DIGITAL IMAGING SERVICES

     AGT utilizes its flagship product, the Digital Link System, to capture and store millions of images in digital format. The images can be archived and later retrieved and repurposed for use in print, in websites and in other electronic media applications.

[image of optic fibers]

BROADCAST MEDIA DISTRIBUTION SERVICES

     AGT's broadcast media and distribution services handle volume reproduction and distribution of TV commercials in analog format and radio commercials in both analog and digital format.


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET AND MAY

IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless otherwise provided, references to "the Company" or to Applied Graphics Technologies, Inc. prior to April 16, 1996, refer to the prepress, digital imaging services and related businesses acquired by the Company from Applied Printing Technologies, L.P. ("Applied Printing").

                                  THE COMPANY

     Applied Graphics Technologies, Inc. (the "Company") is a leading independent provider of digital prepress services to magazine publishers, advertising agencies, entertainment companies, automobile manufacturers and retailers. The Company's largest customers in each of these categories include McGraw-Hill, Newsweek and Conde Nast; The InterPublic Group of Companies and Grey Advertising; The Walt Disney Company and Time Warner; General Motors; and Sears Roebuck & Company and Bloomingdale's. The Company provides its services on an outsourcing basis either in the Company's own facilities or on-site at the customer's location, emphasizing its ability to provide a full range of services more effectively and economically than its customers could internally. In 1994, the Company began to provide advanced digital imaging services to meet the evolving needs of its customers. Digital archiving and distribution services are now being provided to customers including General Motors, Time Warner's Time Picture Collection, CBS, ABC, Citibank, the American Society of Media Photographers and the United States Holocaust Memorial Museum.

     As a leader in the prepress industry, the Company provides its customers with comprehensive content management and distribution services for print and electronic media. The Company's strategy is to leverage its experience and customer relationships to become the leading provider of comprehensive digital image management and broadcast distribution services in the United States. Toward this goal, in December 1996, the Company acquired the assets of SpotLink, Inc. (the "SpotLink Acquisition"), a subsidiary of Western International Media Corporation which is owned by The InterPublic Group of Companies. Through the SpotLink Acquisition, the Company began to provide volume duplication and distribution of radio and television advertisements, a service known as "dub & ship," to broadcast stations. With the expansion into the dub & ship business, the Company increased its service offerings to existing customers, including The Walt Disney Company and General Motors. The Company believes it can further increase its dub & ship business by leveraging other customer relationships.


     The scope of the Company's services and the range of customers that can make use of these services have expanded with the emergence of electronic distribution channels and the ability to create digital archives. "Prepress services" combine text with black and white and full-color pictures and graphics into page layout format, and have traditionally been used to prepare content for reproduction in print. A similar process is required to digitize information for electronic distribution, such as on the World Wide Web and for CD-ROM. Publishers, advertising agencies, entertainment companies and others are increasingly exploiting these new distribution channels for marketing and promotion, for targeting individual or groups of customers or for reselling their graphic images in a cost-effective manner.


     The Company uses its Digital Link System and other commercially available systems to provide digital imaging services. The Digital Link System uses an integrated suite of software applications which allows the Company to offer customers the ability to capture, edit, store, archive, retrieve and distribute their content in a digital environment.

     The Company continues to grow, in part, by offering its prepress customers additional services. By building a repository of a customer's digital content, the customer is easily able to retrieve and repurpose images and send them electronically, resulting in cost efficiencies by saving the labor and materials required for rescanning. In addition, the quality of the customer's images is preserved when they are used, stored and distributed in digital form. Currently, most of the Company's customers have their digital content distributed for print. However, the Company plans to offer distribution services to its current customers and to new customers for radio and television broadcast media in the future, allowing its customers to manage their content through a single, comprehensive digital database.


     Since its initial public offering in April 1996 (the "Initial Offering"), the Company has established 10 additional on-site facilities, resulting in a total of 14 on-site facilities, four of which provide services to other customers as capacity allows. As of July 15, 1997, the Company had a network of 20 principal facilities, including the four dual-purpose on-site facilities, located in metropolitan areas to provide localized services to its customers, many of which have offices nationwide. The Company has recently acquired a digital photography business, a dub & ship business and two prepress businesses. One of the prepress businesses acquired by the Company is MBA Graphics, Inc. ("MBA"), the primary provider of prepress services for The Home Depot, Inc. (the "Home Depot"). As a result of this acquisition, the Company gained four new facilities, and expects to open additional regional facilities to service Home Depot's expansion. In February 1997, the Company established a Magazine Ad Management Division to provide digital advertising storage management and electronic transmission services to magazine publishers, advertising agencies and printers nationwide using the Digital Link System. The Company provides these services to Time, Inc. for seven of its magazines and to U.S. News & World Report, L.P. under multi-year agreements.



     The Company's customers include the New York Daily News and U.S. News & World Report, publications beneficially owned by Mortimer B. Zuckerman, Chairman of the Board of Directors of the Company, and Fred Drasner, Chairman and Chief Executive Officer and a director of the Company.


                                  THE OFFERING

Common Stock offered:
  By the Company......................................  3,000,000 shares
  By the Selling Stockholders.........................  2,000,000 shares
Common Stock to be outstanding after the Offering.....  17,355,683 shares(1)
Use of proceeds.......................................  To fund potential acquisitions, to repay debt, for working capital and for general
                                                        corporate purposes.
Nasdaq National Market symbol.........................  AGTX

---------------
(1) Does not include 2,496,000 shares of Common Stock reserved for issuance upon the exercise of stock options granted by the Company under its stock option plans, and up to a maximum of 62,500 shares of Common Stock reserved for issuance upon the exercise of warrants issued and issuable in connection with a completed acquisition.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

     The following summary historical financial data and as adjusted balance sheet data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                   SIX MONTHS
                                               YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                            ------------------------------     -------------------
                                              1994       1995       1996        1996        1997
                                            --------   --------   --------     -------     -------
STATEMENTS OF OPERATIONS DATA:
Revenues..................................  $115,986   $117,802   $132,725     $61,586     $81,072
Gross profit..............................  $ 30,689   $ 31,506   $ 40,483     $17,621     $28,201
Reorganization charges....................  $  6,668   $  3,060         --          --          --
Income (loss) before provision for income
  taxes...................................  $ (8,757)  $ (7,812)  $ 10,820     $ 2,242     $ 9,641
Net income (loss).........................  $ (8,757)  $ (7,812)  $  9,955(1)  $ 2,179     $ 5,881
Earnings per common share:
  Primary.................................                        $   0.78     $  0.19(2)  $  0.39
  Fully diluted...........................                        $   0.74(1)  $  0.19(2)  $  0.38



                                                                           JUNE 30, 1997
                                                                    ----------------------------
                                                                    ACTUAL        AS ADJUSTED(3)
                                                                    -------       --------------
BALANCE SHEET DATA:
Total assets......................................................  $86,155          $   183,238
Long-term obligations:
  Long-term debt..................................................  $16,482          $       977
  Obligations under capital leases................................      921                  921
                                                                    -------              -------
          Total...................................................  $17,403          $     1,898
                                                                    =======              =======
Stockholders' equity..............................................  $42,214          $   154,802


---------------

(1) On a fully taxed basis, assuming the 1997 effective tax rate of 39%, net income and fully diluted earnings per share for the year ended December 31, 1996, would have been approximately $6.6 million and $0.49, respectively.


(2) Pro forma calculation using the number of shares of Common Stock issued and issuable to Applied Printing prior to April 16, 1996.


(3) As adjusted amounts assume the sale of 3,000,000 shares of Common Stock offered by the Company hereby and the receipt of the net proceeds therefrom and repayment of certain debt. Net proceeds assume a per-share price of $39.75 (the closing price on July 31, 1997) and estimated expenses of the Offering (excluding the underwriting discounts and commissions) of approximately $0.7 million. See "Use of Proceeds."


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION


     STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN THAT RELATE TO THE COMPANY'S BELIEFS OR EXPECTATIONS AS TO FUTURE EVENTS RELATING TO, AMONG OTHER THINGS, THE TREND TOWARD ELECTRONIC DISTRIBUTION OF CONTENT; THE EFFICIENCY OF COMPETITORS OR CUSTOMERS OF THE COMPANY; THE TREND TOWARD OUTSOURCING ANCILLARY FUNCTIONS; THE RATE OF EXPANSION OF SERVICES UNDER THE NEW AGREEMENT WITH GENERAL MOTORS; THE SECURING OF ADDITIONAL, OR RENEWAL OF EXISTING, ON-SITE ARRANGEMENTS; THE EXPANSION OF ON-LINE DISTRIBUTION SERVICES; THE GROWTH OF THE MARKET FOR ADVANCED DIGITAL IMAGING SERVICES; THE COMPANY'S EXPANSION INTO BROADCAST MEDIA DISTRIBUTION SERVICES; THE SUCCESSFUL ENTRY INTO THE EVENT-DRIVEN AND RETAIL DIGITAL PHOTOGRAPHY MARKETS; THE ACCEPTANCE OF THE COMPANY'S DIGITAL PHOTOGRAPHY PRODUCT LINE; THE CROSS-SELLING OF THE COMPANY'S SERVICES; OBTAINING EFFICIENCIES FROM COMBINING CERTAIN FACILITIES; THE RATE AND LEVEL OF CAPITAL EXPENDITURES; THE ABILITY TO IDENTIFY AND CONSUMMATE SUITABLE ACQUISITIONS; AND THE SECURING OF ADDITIONAL CREDIT OR FINANCING VEHICLES ARE NOT STATEMENTS OF HISTORICAL FACT AND ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND
SECTION 21E OF THE EXCHANGE ACT AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED THEREBY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UPON WHICH SUCH FORWARD-LOOKING STATEMENTS ARE BASED ARE REASONABLE WITHIN THE BOUNDS OF ITS KNOWLEDGE OF ITS BUSINESS AND OPERATIONS, IT CAN GIVE NO ASSURANCE THAT THE ASSUMPTIONS WILL PROVE TO HAVE BEEN CORRECT. REFERENCE TO SECTIONS IN THIS PROSPECTUS WHICH CONTAIN FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY AND ADVERSELY FROM THE COMPANY'S EXPECTATIONS AND BELIEFS ARE SET OUT UNDER "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THESE FACTORS SHOULD BE CAREFULLY CONSIDERED BY POTENTIAL INVESTORS.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

COMPETITION

     The Company competes with other providers of prepress and digital imaging services, with commercial printers that also provide prepress services and with businesses that perform prepress services in-house. The market for prepress services is highly fragmented, with several national and many regional participants. The Company faces, and will continue to face, competition in its prepress business from many sources, including national and large regional printing companies, some of which have greater financial, marketing and other resources. In addition, local and regional firms specializing in particular industry segments compete on the basis of specialized knowledge of such segments. Competition from businesses that perform prepress services in-house has increased as technologies have advanced. Competition for prepress services based on price is intense. In addition, commercial printers frequently "bundle" the cost of prepress services with the printing cost or substantially discount separate prepress services.

     The Company is also subject to competition in its digital imaging services business from technologically sophisticated systems integrators. Management anticipates that such competition will intensify in the future. There can be no assurance that competitors will not introduce products or services that achieve greater market acceptance than, or are technologically superior to, the Company's digital imaging services offerings. Competitors and future competitors have or may have more extensive digital imaging services capabilities, more extensive experience and greater financial, marketing and other resources than the Company.

     In the dub & ship business, the Company competes with many local and/or regional suppliers as well as certain other suppliers that provide these services on a national basis. These services are typically provided on a per-job basis. The Company generally has no contractual arrangements that would prevent a customer from changing providers. The Company believes competition is based on quality of duplication, speed and reliability of distribution as well as price.

     No assurance can be given that the Company will be able to continue to compete successfully or that competitive pressures will not adversely affect the Company's business, financial condition and results of operations. See
"Business -- Competition."

DEPENDENCE ON KEY CUSTOMERS

     The Company's twenty largest nonaffiliated customers accounted for approximately 53.8% of the Company's revenues in 1996. In 1996, approximately 8.5% of the Company's total revenues came from U.S. News & World Report, L.P. and the Daily News, L.P., which are beneficially owned by Mortimer B. Zuckerman, Chairman of the Board of Directors of the Company, and Fred Drasner, Chairman and Chief Executive Officer and a director of the Company. Revenues from many of the Company's large customers are an aggregation of revenues for services provided by the Company to different groups or publications within each such customer. The Company believes that the primary business decision on the selection of suppliers is made at the individual group and publication level, although there is no assurance that such a decision would not be made at a higher level and be applied across several groups and publications. While the Company seeks to build long-term customer relationships, revenues from any particular customer can fluctuate from period to period due to such customer's purchasing patterns. Any termination or significant disruption of the Company's relationships with any of its principal customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a deterioration in the financial condition, change in control or dissolution or bankruptcy of any of the Company's principal customers could expose the Company to the possibility of large accounts receivable write-offs, which would have a material adverse effect on the Company's financial condition, results of operations and cash flows.

LIMITED NUMBER OF MULTI-YEAR CONTRACTS AND ARRANGEMENTS WITH PREPRESS CUSTOMERS

     In 1996, approximately 8.5% of the Company's total revenues came from multi-year contracts with U.S. News & World Report, L.P. and Daily News, L.P., companies beneficially owned by Messrs. Zuckerman and Drasner, and an additional 28.4% of the Company's revenues were under multi-year contracts or arrangements with nonaffiliated customers. Under certain of these contracts, the customer may terminate the arrangement prior to the scheduled expiration of the contract. In addition, as is customary in the prepress industry, the Company generally performs prepress services based upon a customer's request for which the Company is paid on a per-job basis according to a previously negotiated price. In most cases, there is no contractual arrangement that would prevent prepress customers from selecting a competitor of the Company to perform some or all of their prepress work. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GROWTH THROUGH ACQUISITIONS; MANAGEMENT OF GROWTH

     The Company plans to use a significant portion of the proceeds of the Offering to further expand its business through acquisitions. Although the Company has no current agreements with respect to any acquisitions, the Company evaluates acquisition opportunities on an ongoing basis. There can be no assurance that the Company will successfully identify, complete or integrate additional acquisitions or that any acquisitions will perform as expected or will contribute significant revenues or profits to the Company. In addition, the Company may pursue and consummate acquisitions that are dilutive to stockholders if it believes that such acquisitions are in the best interests of the Company. Additionally, in the future, the Company may face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate acquisitions on terms favorable to the Company.

     Any acquired companies may provide services that, although complementary, differ from the existing services offered by the Company. There can be no assurance that the anticipated benefits of these acquisitions will be achieved. Moreover, the Company has had limited experience in making acquisitions. Thus, the Company has not yet demonstrated the long-term ability to successfully manage an acquired business. There can be no assurance that the Company will be able to manage successfully the new service areas of the Company, the employees of such service areas or the customer base supported by such service areas.

     The ability of the Company to manage growth through acquisitions and its own internal growth depends on its ability to maintain the high quality of services that it provides to customers; to successfully integrate the different services that it provides; to recruit, motivate and retain qualified personnel; and to train existing sales representatives or recruit new sales representatives to cross-sell different services or products. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain its growth.

POTENTIAL OBSTACLES TO MARKETING STRATEGIES

     The Company performs prepress and other digital imaging services on an outsourcing basis. It continues to solicit new customers that currently perform these services in-house. The Company could face potential obstacles to this marketing strategy. Some potential customers believe that outsourcing their internally performed functions might require them to relinquish some elements of their control of the prepress process and could cause temporary dislocations among in-house staff. There is no assurance that customers will accept the changes that outsourcing requires in exchange for the benefits. Although the Company has been successful in winning new customers despite such changes and believes that customers find outsourcing services to be beneficial, there is no assurance that target customers will make similar decisions to outsource their prepress and digital imaging services. The Company focuses on large, full service users seeking to reduce costs by selecting a single source provider. Consolidation of work divided among multiple prepress providers into a single provider requires a change in a customer's contracting practices. There is no assurance that customers will accept such changes.

RAPID TECHNOLOGICAL CHANGE

     The Company's services and the equipment that it employs in delivering its services are subject to rapid technological change and rapid obsolescence. Accordingly, the Company's ability to grow will depend upon its ability to keep pace with technological advances on a continuing basis and to integrate available technologies with customer needs in a commercially appropriate manner. The Company's business may be adversely affected if the Company is unable to keep pace with relevant changes or if the technologies that it adopts do not receive widespread market acceptance.

IMPLEMENTATION OF NEW TECHNOLOGY

     The Company's broadcast media distribution services currently provide distribution of video commercials to television stations in analog format and distribution of audio commercials to radio stations in analog or digital format. The technology to distribute video in digital format is evolving. The technological standards that will be accepted by the marketplace for such a distribution service may still change. There is no assurance that the technology will involve the same or will be similar to technology then used by the Company. The financial investment to participate in the distribution of video commercials and programming may be greater than anticipated by the Company. To participate in the digital video distribution business, the Company will need to establish a distribution network not currently in place. There is no assurance that the Company will be able to establish such a network successfully.

DEPENDENCE ON KEY PERSONNEL; POTENTIAL TIME CONFLICTS

     The Company's success depends to a large extent upon the contributions of a small number of senior managers, including Fred Drasner, Chairman and Chief Executive Officer and a director of the Company. Mr. Drasner is also Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News, Chief Executive Officer of U.S. News & World Report, L.P., Chairman and Chief Executive Officer of Applied Printing, Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company and a director of Snyder Communications, Inc. Although Mr. Drasner is very active in the Company's management, he is not committed to spending a particular amount of time at the Company nor is he able to devote his full time and resources to the Company. The amount of time devoted by Mr. Drasner to the Company's activities is substantially less than all of his time and may or may not constitute a majority of his time. There can be no assurance that Mr. Drasner's inability to devote his full time to the Company will not adversely affect its business. In addition, the Company is dependent on other members of its senior management team and sales and marketing personnel, including the senior managers of the Company's Digital Imaging Services Division. The Company also relies on its technical staff who specialize in prepress production and whose artistic and technical experience are not easily duplicated. Competition for management, sales, marketing and technical personnel is intense and no assurance can be given that the Company will be able to attract and retain such personnel. The failure to attract and retain management, sales, marketing and technical personnel could have a material adverse effect on the Company's anticipated growth, revenues and results of operations. See "Management."

CONCENTRATION OF SHARE OWNERSHIP AND CONTROL OF THE COMPANY BY PRINCIPAL STOCKHOLDER

     Applied Printing will own approximately 39.7% of the outstanding Common Stock of the Company following the completion of the Offering (approximately 35.3% if the Underwriters' over-allotment option is exercised in full). Mortimer
B. Zuckerman, Chairman of the Board of Directors of the Company, and Fred Drasner, Chairman and Chief Executive Officer and a director of the Company, beneficially own all of the limited partnership interests of Applied Printing, and Mr. Zuckerman owns all of the capital stock of the corporate general partner of Applied Printing. Consequently, Applied Printing directly, and Mr. Zuckerman indirectly, will be able to exercise substantial influence over the outcome of all matters submitted to a vote of the Company's stockholders, including election of the members of the Board of Directors, amendment of the Certificate of Incorporation and consummation of a merger, sale of substantially all of the Company's assets or other significant corporate transactions. See "Selling Stockholders."

PREPAYMENT OF REBATES


     The Company is a major purchaser of certain types of products. Because of the dollar volume of products it purchases, the Company has been in a position to enter into arrangements with vendors pursuant to which the vendors pay rebates and, in some instances, prepay to the Company a rebate based upon a specified dollar volume of products purchased by the Company over a given time period. The Company is entitled to retain the prepaid amount in full if it purchases the stated volume over the required period of time and would be obligated to repay all or a portion of the amount depending on the difference between the stated volume and the volume actually purchased. In 1995, the Company received prepaid rebates aggregating approximately $3.5 million, approximately $0.8 million of which was earned with respect to volumes purchased in 1995 and approximately $2.7 million of which is earnable based on purchases to be made from 1997 through 2000. The Company earned rebates in 1995 in addition to the prepaid rebates received. The prepaid rebate is carried as a liability on the Company's balance sheet, and during the period 1997 through 2000, $3.8 million will be deducted from rebates earned by the Company. Minimum purchase obligations have been satisfied to date, and the Company expects, through its normal purchasing requirements, to purchase the amounts necessary to earn rebates with respect to the period 1997 through 2000 in excess of the amount to be deducted by the vendor.


     In connection with a vendor arrangement, an affiliate of the vendor made a loan to Mr. Zuckerman of $15.0 million, which proceeds were used in connection with Applied Printing's business. The loan will continue to be outstanding following the Offering and bears interest at the lender's commercial paper rate. If the Company and Applied Printing do not jointly satisfy the cumulative minimum purchase obligations specified in the agreement, and such failure is not due to technological changes or technological or customer requirements, Mr. Zuckerman must prepay the loan, which otherwise matures on December 31, 1998. These minimum obligations have been satisfied to date, and the Company expects, through its and Applied Printing's normal purchasing requirements to continue to exceed such minimum obligation through December 31, 1998. In connection with this loan, Mr. Zuckerman has also guaranteed repayment of the prepaid rebate under the agreement to the extent such prepaid rebate is not earned. The Company believes that the terms of its purchases of the products covered by such agreement are no less favorable to the Company than those that could be obtained from another vendor. However, the Company could be viewed as having a disincentive to seek more favorable pricing arrangements in the future from a competing vendor as a result of Mr. Zuckerman's outstanding loan.

     In addition, there is no assurance that the Company will be able to negotiate similar arrangements in the future on the same terms, if at all. The inability of the Company to negotiate a prepaid rebate in the future would temporarily require greater working capital since the rebate would then be paid over the period to which it related.

DIGITAL IMAGING SERVICES DEPENDENT ON EMERGING MARKET FOR NEW MEDIA

     As part of its business objectives, the Company plans to continue to expand its digital imaging services, including the scope of its services, to customers delivering digitized content through new forms of electronic distribution such as the World Wide Web, e-mail, proprietary on-line services and CD-ROM. The market for digitized content and delivery through new electronic distribution channels has only recently begun to develop. There can be no assurance that demand for digital imaging and communication through new media will continue to grow. The use of new media in delivering digitized customer content, particularly by those who have historically relied on traditional means of delivering their content, such as print, generally requires the acceptance of a new way of conducting business and exchanging information. Although the Company has had success in marketing its new services to businesses utilizing the new media, there is no assurance that the Company will continue to be successful across a broad customer base and that the revenues derived from such new markets will exceed the Company's costs in serving them. See "Business -- Strategy."

LIMITED PROPRIETARY RIGHTS

     The Company seeks to protect its proprietary software and know-how through copyright and trade secret laws and contractual restrictions on disclosure. Despite such measures, it may be possible for unauthorized third parties to copy aspects of the Company's software and processes or to obtain and use information that the Company regards as proprietary. In addition, no assurance can be given that protective measures taken by the Company will be sufficient to preclude competitors from developing competing or similar software or processes.

     The Company licenses from Kodak the right to decode images in the Photo CD format used in conjunction with the Company's Digital Link System. This license is perpetual and royalty free but is subject to certain restrictions which, if violated, could cause Kodak to restrict or terminate the use of such license. If so restricted or terminated, the Company would be required to replace such technology with an alternative technology. Although alternative technologies are available, the shift to an alternative technology could disrupt the Company's operations.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of the completion of particular jobs, material reduction or cancellation of major projects or the loss of a major customer, timing of new business, timing of the hiring or loss of personnel, differences in the sales cycle between prepress and digital imaging services, sensitivity to general economic conditions and the health of the publishing and advertising industries, the relative mix of different types of work with differing margins, customers' purchasing patterns, changes in the pricing strategies of the Company and other costs relating to the expansion of operations. Many of these factors are outside of the Company's control. Because of the high fixed-cost nature of the Company's business, the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which would adversely affect operating results. For the foregoing reasons, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. It is possible that, in certain future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected.

MANAGEMENT'S DISCRETION REGARDING USE OF PROCEEDS

     The net proceeds of the Offering will be used to fund potential acquisitions, to repay debt, for working capital and for general corporate purposes. The determination of the use of proceeds for such purposes is subject to the discretion of management. See "Use of Proceeds."

SUSCEPTIBILITY TO CHANGE IN ECONOMIC CONDITIONS

     The Company's revenues and results of operations are subject to fluctuations based upon the economic conditions of the United States in general, and the economic conditions of the publishing and advertising industries in particular. If there were to be a general economic downturn or a recession in the United States or one specifically affecting the publishing or advertising industries, the Company would expect that business enterprises, including its customers and potential customers, will substantially and immediately reduce both their prepress budgets and their expenditures on other digital services. In the event of such an economic downturn, there can be no assurance that the Company's business, operating results and financial condition would not be materially and adversely affected.

POTENTIAL STOCK PRICE VOLATILITY

     The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or other factors. Announcements concerning developments in the prepress, digital imaging, dub & ship or related industries, results of the Company's operations and stock market conditions generally could have a significant impact on the market price of the Common Stock. In addition, stock prices for many companies fluctuate widely for reasons that may be unrelated to those companies' results of operations. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the Common Stock.

PROVISIONS WITH POTENTIAL ANTITAKEOVER EFFECTS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prevent certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the law with an express provision in its original certificate of incorporation or an amendment either to its certificate of incorporation or to its bylaws approved by a majority of the outstanding voting shares. The Company has not opted out of the law, which may inhibit a third party "interested stockholder" from commencing a "business combination."

     In addition, the Company's Certificate of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change in control of the Company. The Bylaws provide that a stockholder must own twenty-five percent of the Common Stock to be permitted to call a special meeting of the stockholders. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. In addition, the Company's Certificate of Incorporation grants to the Board of Directors the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the powers, preferences and rights of each such series without stockholder approval. The ability to issue such Preferred Stock could have the effect of diluting the purchasers of the Common Stock offered hereby, discouraging unsolicited acquisition proposals or making it more difficult for a third party to commence such an acquisition.

DIVIDEND POLICY


     The Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The Company's ability to pay cash dividends is limited by the terms of its existing credit facility. See "Price Range of Common Stock and Dividend Policy."


SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a significant number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and such sales could materially impair the Company's ability to raise capital through the future offering of equity securities. All of the 5,000,000 shares offered hereby (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act. Upon completion of the Offering, the Company will have 17,355,683 shares of Common Stock outstanding and will have increased the number of shares that will be freely transferable without restriction (the "public float") from 5,181,000 shares to 10,181,000 shares (10,931,000 shares if the Underwriters' over-allotment option is exercised in full). The remaining 7,174,683 shares outstanding (or 6,424,683 shares if the Underwriters' over-allotment option is exercised in full) will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and are held by Applied Printing and The InterPublic Group of Companies. Of such shares, the 6,885,000 shares held by Applied Printing (or 6,135,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for resale subject to the volume limitations of Rule 144 or pursuant to the exercise of demand registration rights, and 289,683 shares held by The InterPublic Group of Companies will be eligible for resale subject to the volume limitations under Rule 144 beginning December 3, 1997. See "Shares Eligible for Future Sale."

     Up to 2,496,000 additional shares of Common Stock may be purchased by certain employees and directors of the Company pursuant to the exercise of options (the "Options") granted under the Company's 1996 Stock Option Plan and the Non-Employee Directors Nonqualified Stock Option Plan, of which 531,200 were vested as of July 15, 1997. The shares of Common Stock issuable upon exercise of the Options are freely tradable under a registration statement on Form S-8 filed in April 1997.


     In June 1997, in connection with the acquisition of the assets of Digital Imagination, Inc. ("Digital Imagination"), a digital events photography business, the Company granted warrants to purchase 19,000 shares of Common Stock to a former stockholder of Digital Imagination, of which warrants to purchase 10,000 shares of Common Stock have been issued. The total number of shares of Common Stock underlying the warrants to be issued may increase to a maximum of 62,500 should the digital events photography division reach certain specified revenue targets. The warrants to purchase 10,000 shares of Common Stock are exercisable for a period of three years following June 6, 1999. The remaining warrants to purchase 9,000 shares of Common Stock (or such greater number as may be issued) are exercisable within one or two years after the date of each grant.


     The Company, Messrs. Zuckerman and Drasner, Applied Printing (with respect to unsold shares of Common Stock) and The InterPublic Group of Companies (with respect to unsold shares of Common Stock) have agreed that, for a period of 90 days after the date of this Prospectus (the "lock-up period"), they will not, without the prior written consent of Cowen and Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock. In the case of the Company, this agreement is subject to exceptions for the grant of options and issuance of shares pursuant to the Company's stock option plans and in connection with acquisitions. Upon the expiration of the lock-up period, the 6,885,000 shares of Common Stock (or 6,135,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full) held by Applied Printing will be eligible for sale in the public market pursuant to Applied Printing's demand registration rights or within the volume restrictions of Rule 144, and the 289,683 shares held by The InterPublic Group of Companies will be eligible for sale in the public market within the volume restrictions of Rule 144 beginning December 3, 1997.

     In connection with the acquisition of the assets of MBA in July 1997, the Company paid an initial payment in cash and agreed to pay additional payments (the "Additional Payment") based on certain target earnings of MBA during the remainder of 1997 and calendar years 1998 and 1999. The Company may elect to pay the Additional Payment in a combination of cash and Common Stock, or entirely in Common Stock. A maximum of 109,000 shares of Common Stock may be issued as the Additional Payment. Should the Company choose to pay entirely in Common Stock, the recipients of the Common Stock have certain demand registration rights, subject to certain limitations, for three years beginning April 30, 1998.

                                COMPANY HISTORY

     For more than 25 years, the Company, through Applied Printing and its predecessors, was a leading independent prepress service provider and in 1988, became engaged in commercial printing. In addition, since 1994, Applied Printing has been involved in the business of providing advanced digital imaging services. During 1995, the management of Applied Printing concluded that, due to technological changes, its prepress and digital imaging services businesses presented distinctly different business opportunities from commercial printing and that the prepress and digital imaging businesses would be best developed if they were operated as a new, independent legal entity.

     Accordingly, in preparation for the Company's initial public offering, the Company was incorporated in Delaware in December 1995 and Applied Printing separated its prepress and digital imaging and related businesses (the "transferred businesses") into a single, separately identifiable division as of January 1, 1996. Upon the initial public offering, the assets relating to the transferred businesses, other than limited prepress assets contained in and needed to support Applied Printing's continuing commercial printing business, were transferred, assigned and conveyed by Applied Printing to the Company.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of 3,000,000 shares of Common Stock offered hereby, based on an assumed public offering price of $39.75 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses, are estimated to be approximately $112.6 million. The Company intends to use the net proceeds to fund potential acquisitions, to repay debt, for working capital and for general corporate purposes. Although the Company has no current agreements with respect to acquisitions, the Company evaluates acquisition opportunities on an ongoing basis. As of July 23, 1997, $18.4 million was outstanding under the Company's line of credit, which matures in May 2000, of which $10.0 million currently bears interest at a rate of 7.25% and $8.4 million currently bears interest at a rate of 7.75%. Such borrowings were used for working capital purposes, the purchase of the Los Angeles facility and certain acquisitions. The Company will not receive any of the proceeds of the sale of shares by the Selling Stockholders.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock began trading on the Nasdaq National Market ("Nasdaq") on April 17, 1996 under the symbol "AGTX." The following table sets forth the range of high and low per-share closing sale prices for the Common Stock as reported on the Nasdaq for the periods indicated.


                                 FISCAL YEAR                           HIGH       LOW
        -------------------------------------------------------------  -----     -----
        1996
          Second Quarter (from April 17, 1996).......................  $16 5/8   $13 3/8
          Third Quarter..............................................     16     10 1/2
          Fourth Quarter.............................................  29 1/8    14 3/4
        1997
          First Quarter..............................................  35 3/8    25 1/8
          Second Quarter.............................................  39 3/4    28 3/8
          Third Quarter (through July 31, 1997)......................  39 3/4    36 1/4



     On July 31, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq was $39.75 per share.


     No dividends have been paid since the date of the Company's initial public offering. The Company currently intends to retain any future earnings for use in the operation of its business and does not anticipate paying dividends on the Common Stock in the foreseeable future. The Company's ability to pay cash dividends is limited by the terms of its existing credit facility.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1997, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $39.75 per share and the receipt of the estimated net proceeds therefrom, assuming estimated offering expenses (excluding the underwriting discounts and commissions) of the Offering of $0.7 million. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.



                                                                            JUNE 30, 1997
                                                                      --------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                      -------     --------------
                                                                       (IN THOUSANDS OF DOLLARS
                                                                      EXCEPT PER-SHARE AMOUNTS)
Cash and cash equivalents...........................................  $ 2,039        $ 99,122
                                                                      =======        ========
Current obligations:
     Current portion of long-term debt..............................  $   435        $    435
     Current portion of obligations under capital leases............    1,018           1,018
                                                                      -------        --------
       Total current obligations....................................  $ 1,453        $  1,453
                                                                      =======        ========
Long-term obligations:
     Long-term debt.................................................  $16,482        $    977
     Obligations under capital leases...............................      921             921
                                                                      -------        --------
       Total long-term obligations..................................   17,403           1,898
                                                                      -------        --------
Stockholders' equity:
     Preferred stock, no par value, 10,000,000 shares authorized, none issued and outstanding actual and as adjusted............
     Common stock $.01 par value; 40,000,000 shares authorized;
      14,355,683 shares issued and outstanding actual; 17,355,683
      shares issued and outstanding as adjusted.....................      144             174
     Additional paid-in capital.....................................   26,033         138,591
     Retained earnings..............................................   16,037          16,037
                                                                      -------        --------
       Total stockholders' equity...................................   42,214         154,802
                                                                      -------        --------
          Total capitalization......................................  $59,617        $156,700
                                                                      =======        ========

                            SELECTED FINANCIAL DATA


     The selected financial data of the Company as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, are derived from the audited financial statements which, together with the notes thereto, are included elsewhere is this Prospectus. The selected financial data as of December 31, 1992, 1993 and 1994, and for the years ended December 31, 1992 and 1993 are derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting primarily of normal recurring accruals) necessary for a fair presentation of the financial position as of such dates and results of operations for such periods. The selected data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited and reflect all adjustments (consisting primarily of normal recurring accruals) necessary for a presentation of such information. The operating results for the quarter are not necessarily indicative of results for any future period. The following financial data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. No dividends have been paid on the Company's Common Stock.



                                                                                             SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                            JUNE 30,
                            -----------------------------------------------------------     -------------------
                             1992         1993       1994(1)      1995(1)        1996        1996        1997
                            -------     --------     --------     --------     --------     -------     -------
                                            (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
  DATA:
Revenues..................  $80,753     $103,973     $115,986     $117,802     $132,725     $61,586     $81,072
Income (loss) before
  provision for income
  taxes...................  $   866     $    798     $ (8,757)    $ (7,812)    $ 10,820     $ 2,242     $ 9,641
Net income (loss).........  $   866     $    798     $ (8,757)    $ (7,812)    $  9,955(2)  $ 2,179     $ 5,881
Earnings per common share:
  Primary.................                                                     $   0.78     $  0.19(3)  $  0.39
  Fully diluted...........                                                     $   0.74(2)  $  0.19(3)  $  0.38



                                                                                                  JUNE
                                                   DECEMBER 31,                                    30,
                            -----------------------------------------------------------          -------
                             1992         1993         1994         1995         1996             1997
                            -------     --------     --------     --------     --------          -------
BALANCE SHEET DATA:
Total assets..............  $46,633     $ 57,506     $ 53,859     $ 44,809     $ 72,147          $86,155
Long-term obligations:
  Long-term debt..........  $ 2,615     $  3,821     $  2,394     $    853     $  6,005          $16,482
  Obligations under
     capital leases.......    3,874        4,056        3,017        2,415        1,265              921
                            -------      -------      -------      -------      -------          -------
          Total...........  $ 6,489     $  7,877     $  5,411     $  3,268     $  7,270          $17,403
                            =======      =======      =======      =======      =======          =======


---------------
(1) Amounts for 1994 and 1995 include reorganization charges of $6,668 and $3,060, respectively (see Note 19 to the financial statements).


(2) On a fully taxed basis, assuming the 1997 effective tax rate of 39%, net income and fully diluted earnings per share for the year ended December 31, 1996, would have been approximately $6.6 million and $0.49, respectively.



(3) Pro forma calculation using the number of shares of Common Stock issued and issuable to Applied Printing prior to April 16, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


Six Months Ended June 30, 1997, Compared with 1996



     Revenues in the first six months of 1997 were $19.5 million or 31.6% higher than in the comparable period in 1996. This increase was primarily due to $7.1 million of revenues generated from the operations of additional on-site facilities management contracts during the 1997 period that were in effect for none or only a portion of the 1996 period, $3.3 million of revenues from the SpotLink division whose dub & ship operations were acquired in December 1996, increased revenues of $1.6 million in the digital imaging services division from equipment sales and archiving services, $6.8 million of additional revenue generated in certain divisions of the traditional prepress business, primarily from increased business at the Carlstadt, NJ facility and a New York City facility, and receipt of a nonrefundable payment of $2.0 million related to an agreement with one of the Company's major suppliers. These revenue increases were slightly offset by a decrease in revenues of $1.3 million at the Los Angeles and Burbank facilities as a result of combining these operations as discussed below.


     In March 1997, the Company signed a contract to be the primary provider of digital prepress production services and distribution and storage of radio and television commercials for General Motors. Under this long-term contract, which initially runs through August 2000 and is renewable for an additional two years at General Motors' option, the Company will consolidate all activities relating to the use of General Motors' visual content, including photographic images and audio and video commercials. The Company expects to begin providing significant services under this contract in the second half of 1997.


     The gross profit percentage in the first six months of 1997 was 34.8% as compared to 28.6% in the 1996 period. Gross profit increased $10.6 million or 60.0% in the first six months of 1997 as a result of the additional revenues for the period as discussed above and from reduced costs resulting from more favorable pricing negotiated with certain suppliers. This increase was partially offset by the lower gross profit at the Los Angeles and Burbank facilities resulting from decreased traditional prepress business along with expenses incurred and inefficiencies encountered during the transition period to combine the Burbank facility into the Los Angeles facility. The Company expects that combining these two facilities will provide greater capacity and more efficient operating results in the future.



     Selling, general, and administrative expenses in the first six months of 1997 were $3.8 million higher than in the first six months of 1996, but as a percent of revenue decreased to 22.4% in the 1997 period from 23.2% in the 1996 period. This improvement is primarily due to the increase in revenues discussed above and increased business from on-site facilities management contracts, which require less sales support than the traditional prepress business. Such improvements were partially offset by additional corporate expenses incurred related to being a publicly-traded company and from expanded business at certain operations as well as expenses incurred to combine the operations of the Los Angeles and Burbank facilities.



     Interest expense in the first six months of 1997 was $0.8 million less than in the 1996 period primarily due to the repayment of debt in April 1996 with the proceeds from the Initial Offering.



     The prepress, digital imaging services and related businesses of Applied Printing (collectively, the "Prepress Business") were treated as a partnership for Federal and state income tax purposes prior to the Initial Offering and was not subject to tax. Concurrently with the acquisition of the Prepress Business, the Company recorded the applicable deferred tax assets related to the differences between financial statement and tax basis of the assets and liabilities of the Prepress Business. These deferred tax assets were entirely offset by a valuation allowance. A provision for income taxes is included in the Company's Statements of Operations only for the periods subsequent to the Initial Offering. Had the Company been subject to income taxes prior to the Initial Offering, the provision for income taxes, net income, and earnings per share for the six months ended June 30, 1996, would have been $92,000, $2,150,000, and $0.19, respectively. There would have been no change to the provision for income taxes for the three months ended June 30, 1996. The effective rate of the provision for income taxes in 1996 was lower than would ordinarily be expected due primarily to the reversal of both Federal and state deferred tax asset valuation allowances.


     In addition to its ongoing relationship with Applied Printing, the Company also transacts business with the Daily News, L.P. and U.S. News & World Report, L.P., both of which are beneficially owned by the Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company. Sales to related parties for the six months ended June 30, 1997 and 1996, totaled $6.3 million and $5.5 million, respectively.



Three Months Ended June 30, 1997, Compared with 1996



     Revenues in the second quarter of 1997 were $10.3 million or 33.3% higher than in the comparable period in 1996. This increase was primarily due to $4.3 million of additional revenues generated from the operations of on-site facilities management contracts principally related to contracts that were in effect for none or only a portion of the 1996 period, $1.7 million of revenues from the SpotLink division whose dub & ship operations were acquired in December 1996, increased revenues of $1.0 million in the digital imaging services division from archiving services, and $3.3 million of additional revenue generated in certain divisions of the traditional prepress business, primarily from increased business at the Carlstadt, NJ facility and a New York City facility and from additional revenues at the San Francisco metropolitan area facility resulting from a nonmaterial acquisition.



     The gross profit percentage in the second quarter of 1997 was 36.9% as compared to 30.2% in the 1996 period. Gross profit increased $5.9 million or 63.2% in the second quarter of 1997 as a result of the additional revenues for the period as discussed above and from reduced costs resulting from more favorable pricing negotiated with certain suppliers.



     Selling, general, and administrative expenses in the second quarter of 1997 were $2.3 million higher than in the second quarter of 1996, but as a percent of revenue decreased slightly to 23.0% in the 1997 period from 23.4% in the 1996 period. This improvement is primarily due to the increase in revenues discussed above and increased business from on-site facilities management contracts, which require less sales support than the traditional prepress business. Such improvements were partially offset by additional corporate expenses incurred related to being a publicly-traded company and from expanded business at certain operations.



     The effective rate of the provision for income taxes in 1996 was lower than would ordinarily be expected due primarily to the reversal of both Federal and state deferred tax asset valuation allowances.



     Sales to related parties for the three months ended June 30, 1997 and 1996, totaled $2.7 million and $2.5 million, respectively.


     Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", was issued in February 1997 and is effective for interim and annual periods ending after December 15, 1997. This statement, which supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share", establishes standards for computing and presenting earnings per share and will require the restatement of all prior-period earnings per share data. The implementation of SFAS No. 128 will not have a material impact on the Company's earnings per share data.

     Statement of Financial Accounting Standards (SFAS) No. 129, "Disclosure of Information about Capital Structure", was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement establishes standards for disclosing information about an entity's capital structure by superseding and consolidating previously issued accounting standards. The financial statements of the Company are prepared in accordance with the requirements of SFAS No. 129.

Year Ended December 31, 1996, Compared with 1995

     Revenues in 1996 were $14.9 million higher than in 1995 primarily due to increased digital imaging services, additional on-site facilities management contracts, and revenue from the ad management business that commenced in 1996.

     Additional gross profit of $9.0 million in 1996 resulted from the additional revenues for the year as well as from an increase in the higher margin digital business and improved gross profit in the traditional prepress business as a result of the Company shedding low margin business and implementing more cost effective production workflows in certain of its facilities. These improvements resulted in an increase in the gross profit percentage to 30.5% in 1996 as compared to 26.7% in 1995.

     Selling expenses in 1996 were $0.6 million lower than in 1995, resulting in a decrease in the amount as a percent of revenue to 11.7% in 1996 from 13.7% in 1995. This improvement is primarily due to a reduction in costs associated with the reorganization efforts and increased business from on-site facilities management contracts and digital imaging services, which require less sales support than the traditional prepress business.

     General and administrative expenses decreased $4.3 million in 1996 and represented 9.8% of revenue as compared to 14.7% in 1995. This decrease was principally the result of non-recurring charges incurred in 1995 relating to closed facilities and the reversal of certain bad debt and state sales tax reserves no longer required in 1996. The sales tax reserve was established for potential exposure with respect to an issue that was not raised by the governmental authority within the statute of limitations period, which expired in 1996. The reduction in the bad debt reserve reflects the results of an improved collection effort in 1996. These decreases were partially offset by increased costs associated with the new on-site facilities management contracts and the ad management business. General and administrative expenses in 1996 include $1.5 million of costs allocated from related parties. Prior to the Initial Offering, Applied Printing and other related parties provided general management, treasury, financial reporting and legal services. These expenses were allocated to the Prepress Business on the basis of either specific identification or an allocation methodology that management believes to be reasonable.

     Operating income in 1996 was $17.0 million higher than in 1995 primarily due to the improvements discussed above and the effects of a reorganization charge of $3.0 million incurred in 1995 with no corresponding charge incurred in 1996.

     Interest expense in 1996 was $1.5 million less than in 1995 primarily due to the repayment of debt with the proceeds from the Initial Offering.

     Other income in 1996 was primarily comprised of investment income.

     A provision for income taxes is included for 1996 only for the results of operations subsequent to the Initial Offering. See Note 11 to the financial statements for a reconciliation of the statutory Federal income tax rate to the Company's effective rate in 1996.

     Sales to related parties for the years ended December 31, 1996, 1995, and 1994 totaled $11.6 million, $7.9 million, and $7.3 million, respectively.

Year Ended December 31, 1995, Compared with 1994

     Revenue in 1995 increased by $1.8 million as compared to 1994 primarily as a result of increased advertising agency business, increased sales at the Los Angeles division and a shift of advertising agency prepress work from Applied Printing's printing division to the Company's metropolitan New York facilities. Revenue increased, to a lesser extent, from an increase in prepress and digital archiving sales to U.S. News & World Report, L.P. and the Daily News, L.P. Revenue increases in 1995 were mostly offset by a decrease in revenue at the Chicago facility and one of the New York facilities. Growth in revenue also was temporarily disrupted in the fourth quarter of 1995 by the relocation of one of the Los Angeles facilities and the consolidation of one of the Company's New York City facilities into other New York metropolitan area facilities.

     Gross profit as a percentage of revenue increased in 1995 to 26.7% from 26.5% in 1994. This increase was the net result of improving efficiencies at the Company's two largest facilities and improved work flow coordination of certain of the Company's customer on-site business with its own facilities, partially offset by the relocations during 1995 of the San Francisco and Los Angeles facilities, and a decrease in revenues at the Chicago facility and one of its New York facilities.

     Selling expenses increased slightly in 1995 to 13.7% from 13.6% of revenue in 1994 due to the higher selling costs related to increased sales in advertising agency business. Selling expenses for prepress services are significantly affected by the mix of work. Prepress services for advertising agencies and entertainment companies tend to have higher sales commissions and related selling costs compared to prepress services for publishing companies.

     General and administrative expenses in 1995 increased $1.0 million to 14.7% from 14.1% of revenue in 1994 primarily due to the increased expenses relating to digital imaging services and New York advertising agency business and from an increase in costs allocated from Applied Printing. General and administrative expenses in 1995 include $6.6 million of such costs.

     Interest expense, which increased $0.5 million in 1995, represents interest on equipment notes and leases of the Prepress Business and an allocation of Applied Printing's interest expense. The increase in interest expense during the year is primarily due to an increase in total debt of Applied Printing to fund acquisitions, capital expenditures and operations as well as an increase in interest rates in 1995.

     The Company sustained damage to two of its New York City facilities in 1995. Insurance proceeds of approximately $4.2 million, offset by related costs, resulted in a non-recurring gain of $2.0 million, which is included in Other income. These gains were offset by other non-operating expenses totaling $1.3 million, resulting in Other income of $0.6 million for the period.

LIQUIDITY AND CAPITAL RESOURCES

     Upon the issuance of the Company's common stock in the Initial Offering, the Company received net proceeds of $46.1 million. Of these proceeds, $21.0 million was used to repay secured senior indebtedness to Applied Printing's primary institutional lender that had been assumed by the Company in connection with the acquisition of the Prepress Business. A portion of this repayment represented a repayment of intercompany borrowings and a portion represented a distribution to Applied Printing. In addition, $16.0 million of these proceeds was invested in short-term interest-bearing investments which supported a standby letter of credit that, in turn, collateralized payment of a $16.0 million promissory note (the "Applied Printing Note") payable to Applied Printing. The Applied Printing Note was executed in connection with the acquisition of the Prepress Business and was fully repaid by February 1997. The remaining proceeds were used for working capital, capital expenditures, repayment of all intercompany borrowings except for the Applied Printing Note, and other general corporate purposes.


     Prior to the Initial Offering, the Company had historically financed its operations and capital expenditures with cash generated by operations, through intercompany borrowings, and from prepaid vendor rebates (see Note 13 to the financial statements). Subsequent to the Initial Offering, the Company has financed its operations and capital expenditures with cash generated from operations, proceeds from the Initial Offering, sale and leaseback arrangements, and borrowings under a revolving credit facility. During 1996 and the first six months of 1997, the Company received a total of $6.2 million in proceeds from sale and leaseback arrangements relating to previously acquired equipment. In addition, the Company obtained a $10.0 million revolving credit facility during 1996 and, in May 1997, renegotiated its terms. The revised line of credit is a $25 million variable rate facility with a term that runs through May 2000. Under the revised facility, interest on funds borrowed is either prime less 0.75% or LIBOR plus 1.50%. As of June 30, 1997, $15.5 million were borrowed under this line of credit. The proceeds from the revolving credit facility were primarily used to purchase and improve a new facility for the operations in Los Angeles, invest in new equipment, finance nonmaterial acquisitions, and fund working capital needs. The Company is also pursuing additional credit facilities. The Company is currently negotiating additional equipment leasing facilities with various financing sources. There is no assurance that any specific amount of such financing will be consummated.


     Cash flows from operating activities decreased by $3.5 million in 1996 as compared to 1995 primarily due to the increase of accounts receivable attributable to increased revenues and the paydown of accounts payable and other liabilities. Cash flows used in investing activities increased by $14.5 million in 1996 primarily due to the investment in a new facility in Los Angeles, including the purchase of the building, and additional equipment purchases associated with the additional on-site facilities management contracts and the new ad management business.

     Working capital increased $40.8 million during 1996 principally as a result of the repayment of short-term intercompany borrowings with the proceeds of the Initial Offering and the increase in accounts receivable.


     Cash flows from operating activities during the first six months of 1997 decreased by $7.4 million as compared to the comparable period in 1996 due primarily to increased accounts receivable resulting from additional business and increased inventory levels associated with timing of purchases from suppliers. In addition to funding such working capital needs, during the first six months of 1997 the Company invested $3.9 million in equipment, paid $1.2 million related to nonmaterial acquisitions, and repaid $0.7 million of debt and lease obligations with the proceeds from two sale and leaseback transactions and additional borrowings under its line of credit.



     Working capital increased $12.3 million during the first six months of 1997 primarily from increased receivables, including amounts due from affiliates, resulting from additional business at existing facilities and from acquired operations, including SpotLink and other nonmaterial acquisitions. The increase in working capital was also partially attributable to an increase in amounts for rebates due from suppliers. Goodwill increased $3.2 million due primarily to several nonmaterial acquisitions during the first six months of 1997. Long-term debt increased $10.5 million due primarily to additional borrowings under the Company's revised line of credit.



     At June 30, 1997, capital commitments, which the Company expects to expend over the course of the next eighteen months, amounted to approximately $14.8 million, essentially all of which is for modernization and growth, including an $8.8 million capital investment the Company expects to make in connection with the General Motors contract. The Company intends to finance a substantial portion of these expenditures under operating leases, sale and leaseback arrangements, or with working capital, including the proceeds from the Offering.



     The Company believes that the proceeds from the Offering, cash flow from operations, its revolving credit facility, and its potential ability to obtain funding from financing sources will be sufficient to fund its cash needs for the foreseeable future.


     The Company does not believe that inflation has had a material impact on its business.

ADDITIONAL FINANCIAL INFORMATION

Percentage of Revenues Information

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's statements of operations.


                                                                                        FOR THE SIX
                                                                                          MONTHS
                                          FOR THE YEARS ENDED DECEMBER 31,            ENDED JUNE 30,
                                    ---------------------------------------------     ---------------
                                    1992      1993      1994      1995      1996      1996      1997
                                    -----     -----     -----     -----     -----     -----     -----
Revenues..........................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues..................   75.5      73.3      73.5      73.3      69.5      71.4      65.2
                                    -----     -----     -----     -----     -----     -----     -----
Gross profit......................   24.5      26.7      26.5      26.7      30.5      28.6      34.8
                                    -----     -----     -----     -----     -----     -----     -----
Selling, general, and
  administrative expenses.........   23.8      26.4      27.7      28.4      21.5      23.2      22.4
Reorganization charge.............     --        --       5.8       2.6        --        --        --
                                    -----     -----     -----     -----     -----     -----     -----
Total operating expenses..........   23.8      26.4      33.5      31.1      21.5      23.2      22.4
                                    -----     -----     -----     -----     -----     -----     -----
Operating income (loss)...........    0.7       0.3      (7.0)     (4.3)      9.0       5.4      12.4
Interest expense..................   (1.9)     (1.7)     (2.4)     (2.8)     (1.4)     (2.2)     (0.6)
Other income (expense) -- net.....    1.1       0.0       1.8       0.5       0.5       0.4       0.1
Minority interest.................    1.2       2.2        --        --        --        --        --
                                    -----     -----     -----     -----     -----     -----     -----
Income (loss) before provision for
  income taxes....................    1.1       0.8      (7.6)     (6.6)      8.2       3.6      11.9
Provision for income taxes........     --        --        --        --       0.7       0.1       4.6
                                    -----     -----     -----     -----     -----     -----     -----
Net income (loss).................    1.1%      0.8%     (7.6)%    (6.6)%     7.5%      3.5%      7.3%
                                    =====     =====     =====     =====     =====     =====     =====


Quarterly Results of Operations

     The Company's quarterly results of operations have fluctuated in the past and may continue to do so in the future depending upon a variety of factors, including timing of the completion of particular jobs, material reduction or cancellation of major projects or the loss of a major customer, timing of new business, timing of the hiring or loss of personnel, differences in the sales cycle between prepress and digital imaging services, sensitivity to general economic conditions and the health of the publishing and advertising industries, the relative mix of different types of work with differing margins, customers' purchasing patterns, changes in pricing strategies of the Company and other costs relating to the expansion of operations. See "Risk Factors -- Fluctuations in Quarterly Operating Results."


     The following table sets forth certain unaudited quarterly financial information for each of the Company's last six quarters. The Company believes that this information includes all necessary adjustments (consisting primarily of normal recurring adjustments) necessary for a fair presentation of such quarterly information included elsewhere herein. The operating results of any quarter are not necessarily indicative of results for any future period.



                                                          THREE MONTHS ENDED
                                 ---------------------------------------------------------------------
                                               JUNE        SEPT.        DEC.        MAR.        JUNE
                                 MAR. 31,       30,         30,          31,         31,         30,
                                   1996        1996         1996        1996        1997        1997
                                 --------     -------     --------     -------     -------     -------
                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)
Revenues.......................  $ 30,598     $30,988     $ 35,177     $35,962     $39,761     $41,311
Gross profit...................  $  8,269     $ 9,352     $ 11,542     $11,320     $12,940     $15,261
Income before provision for
  income taxes.................  $    146     $ 2,096     $  4,216     $ 4,362     $ 4,259     $ 5,382
Net income.....................  $    146     $ 2,033     $  4,005     $ 3,771     $ 2,598     $ 3,283
Earnings per common share:
  Primary......................  $   0.01     $  0.16     $   0.29     $  0.26     $  0.17     $  0.21
  Fully diluted................  $   0.01     $  0.16     $   0.29     $  0.25     $  0.17     $  0.21

                                    BUSINESS

     The Company is a leading independent provider of digital prepress services to magazine publishers, advertising agencies, entertainment companies, automobile manufacturers and retailers. The Company's largest customers in each of these categories include McGraw-Hill, Newsweek and Conde Nast; The InterPublic Group of Companies and Grey Advertising; The Walt Disney Company and Time Warner; General Motors; and Sears Roebuck & Company and Bloomingdale's. The Company provides its services on an outsourcing basis either in the Company's own facilities or onsite at the customer's location, emphasizing its ability to provide a full range of services more effectively and economically than its customers could internally. In 1994, the Company began to provide advanced digital imaging services to meet the evolving needs of its customers. Digital archiving and distribution services are now being provided to customers including General Motors, Time Warner's Time Picture Collection, CBS, ABC, Citibank, the American Society of Media Photographers and the United States Holocaust Memorial Museum.

     As a leader in the prepress industry, the Company provides its customers with comprehensive content management and distribution services for print and electronic media. The Company's strategy is to leverage its experience and customer relationships to become the leading provider of comprehensive digital image management and broadcast distribution services in the United States. Toward this goal, in December 1996, the Company acquired the assets of SpotLink, Inc., a subsidiary of Western International Media Corporation, which is owned by The InterPublic Group of Companies. Through the SpotLink Acquisition, the Company began to provide volume duplication and distribution of radio and television advertisements, a service known as "dub & ship," to broadcast stations. With the expansion into the dub & ship business, the Company increased its service offerings to existing customers, including The Walt Disney Company and General Motors. The Company believes it can further increase its dub & ship business by leveraging other customer relationships.


     The scope of the Company's services and the range of customers that can make use of these services have expanded with the emergence of electronic distribution channels and the ability to create digital archives. "Prepress services" combine text with black and white and full-color pictures and graphics into page layout format, and have traditionally been used to prepare content for reproduction in print. A similar process is required to digitize information for electronic distribution, such as on the World Wide Web and for CD-ROM. Publishers, advertising agencies, entertainment companies and others are increasingly exploiting these new distribution channels for marketing and promotion, for targeting individual or groups of customers or for reselling their graphic images in a cost-effective manner.


     The Company uses its Digital Link System and other commercially available systems to provide digital imaging services. The Digital Link System uses an integrated suite of software applications which allows the Company to offer customers the ability to capture, edit, store, archive, retrieve and distribute their content in a digital environment.

     The Company continues to grow, in part, by offering its prepress customers additional services. By building a repository of a customer's digital content, the customer is easily able to retrieve and repurpose images and send them electronically, resulting in cost efficiencies by saving the labor and materials required for rescanning. In addition, the quality of the customer's images is preserved when they are used, stored and distributed in digital form. Currently, most of the Company's customers have their digital content distributed for print. However, the Company plans to offer distribution services to its current customers and to new customers for radio and television broadcast media in the future, allowing its customers to manage their content through a single, comprehensive digital database.


     Since the Initial Offering in April 1996, the Company has established 10 additional on-site facilities, resulting in a total of 14 on-site facilities, four of which provide services to other customers as capacity allows. As of July 15, 1997, the Company had a network of 20 principal facilities, including the four dual-purpose on-site facilities, located in metropolitan areas to provide localized services to its customers, many of which have offices nationwide. The Company has recently acquired a digital photography business, a dub & ship business and two prepress businesses. One of the prepress businesses acquired by the Company is MBA the primary provider of prepress services for Home Depot. As a result of this acquisition, the Company gained four new facilities, and expects to open additional regional facilities to service Home Depot's expansion. In February 1997, the Company established a Magazine Ad Management Division to provide digital advertising, storage management and electronic transmission services to magazine publishers, advertising agencies and printers nationwide using the Digital Link System. The Company provides these services to Time, Inc. for seven of its magazines and to U.S. News & World Report, L.P. under multi-year agreements.


STRATEGY

     The Company's strategy is to become the leading provider of comprehensive digital image management and broadcast distribution services in the United States. To implement this strategy, the Company intends to continue to expand its outsourcing capabilities as well as its on-site and digital services, to leverage its experience and customer relationships to expand its services for the advertising and broadcast media industries and to make acquisitions which expand and complement its strengths.

     Capitalize on Outsourcing Trend. The Company is continuing to capitalize on its outsourcing capabilities and the challenges faced by customers who perform prepress work in-house. The Company believes that when customers perform prepress work in-house they are exposed to economic inefficiencies of overstaffing, redundant equipment, obsolete technology and limited trained technical and production staff. In addition, as competition intensifies, companies are increasingly outsourcing ancillary functions, such as prepress and digital imaging work, and concentrating on their core businesses.


     Leverage On-Site Services. The Company is continuing to expand its opportunities to perform services at its customers' locations because it believes that performing work on-site strengthens its relationship with its customers and facilitates an increase in the range and volume of services provided. On-site services give the customer better management of the prepress process by reducing internal inefficiencies and the costs of interaction with off-site production personnel. In 1996, the Company added 10 on-site facilities, including facilities at Conde Nast, Columbia House and Moore Graphic Services, a division of Moore Corporation, Ltd. The Company's on-site services are tightly integrated with the customer's workflow demands to yield maximum responsiveness and efficiency. Typically, contracts with customers for on-site work are for three years or more and for a base amount of services. In the Company's experience, however, its presence on-site generates additional business in the form of digital imaging services and more prepress work from that customer. Where appropriate, the Company is able to service other customers at the primary customer's on-site facility when the primary customer's work flow is low, permitting higher overall utilization of equipment, staff and space.


     Expand Revenues From Digital Imaging Services. The ability to create digital archives and the growth of digitally based media in print, audio and eventually video are forcing businesses to develop digitized data in order to remain competitive. These services also apply for emerging media, such as the World Wide Web, e-mail, proprietary on-line services and CD-ROM. The Company believes that the market for digital imaging services is continuing to grow as image owners seek to digitally archive their content in order to repurpose images efficiently in print and to distribute their content through new electronic media.


     The Company uses its Digital Link System to provide digital archiving services to customers seeking a cost-effective method of maintaining image libraries and to facilitate reuse and resale of images. The Company believes that its archiving capabilities will continue to attract image-intensive businesses that may also require traditional prepress services, thereby obtaining future additional prepress work relating to the archived images.


     The Company has developed a family of digital photography systems, including a digital portrait system and a portable digital events system. These systems integrate a suite of proprietary Digital Link software applications with specialized hardware and are based on an open architecture that supports the leading digital cameras and printers. The digital portrait system is being beta-tested in the photographic studio departments in five stores of three national retailers. The Company consummated the acquisition of a digital events photography business and now provides complete digital event photography services at various locations, including golf courses, sporting events, stadiums and resorts. Although to date the Company has not derived significant revenues from these services, the Company believes that this acquisition will position it to capture a share of the market revenues as conventional photographic processes transition from analog to digital format.

     Expand Broadcast Media Opportunity. The Company believes that its recent entry into the dub & ship business through the SpotLink Acquisition provides an opportunity to expand its services to the broadcast industry, and to combine its dub & ship capabilities with its digital image management services. As dub & ship services continue to transition from conventional, physical delivery to electronic delivery, the Company believes that its technological experience and its relationships in the advertising and broadcast media industries will enable it to capitalize on the trend to deliver broadcast advertising electronically.

     Growth Through Acquisitions. The Company is expanding by selectively acquiring other prepress companies with desirable customer bases to which it can offer additional services such as comprehensive digital image management and broadcast distribution services. The Company believes that traditional prepress businesses will continue to consolidate as prepress providers are faced with heightened demands for systems integration capability, a specialized workforce, nationwide service and capital to invest in the latest, most cost-effective equipment. The Company also continues to seek selective acquisitions outside of the traditional prepress industry to expand its digital imaging and broadcast media business. Although the Company has no current agreements with respect to acquisitions, the Company evaluates acquisition opportunities on an ongoing basis.

SERVICES

     The Company provides a full range of digital prepress, outsourced facilities management, advanced digital imaging and radio and television broadcast media distribution services.

     Digital Prepress Services. Digital prepress services are necessary to combine text with black and white and full-color picture and graphic content into page format for publication in print and distribution on the World Wide Web, e-mail, proprietary on-line services and CD-ROM. Prior to recent developments in digital technologies, certain parts of the prepress process were performed manually. Technological advancements have eliminated several steps in the prepress process providing customers with additional creative time while still meeting production schedules.

     In general, the prepress services provided by the Company begin with scanning the customer's content into digital format. Scanning separates color content into component colors and converts them into colors used in the printing process -- cyan, magenta, yellow and black. Once the image is separated, two file formats of the image are produced -- high resolution for final output and low resolution for customer design and/or layout. The low resolution file is sent to the customer on-line or on a computer disk, and the customer can position the low resolution file into its page on its own desktop system and size and crop the image as desired. Simultaneously, Company personnel compare the "separated" image on the high resolution file to the original picture and use specialized computer software to refine the colors and to make enhancements to the image as the customer requests. Throughout this process, the Company works closely with the creative and artistic directors of the customer. Often, multiple iterations of the image are exchanged by the Company and the customer before the final, high resolution image is set in the page. Company personnel then replace the low resolution image and perform certain technical processes (such as masking and trapping) to enhance the quality of the final product. The page is then output to four separate color files (film or transmission) that when processed will generate four pieces of film used to create four printing plates per page. The image is generated in print by the cumulative effect of the plates. Similarly, content to be distributed on-line is output to three colors (red, green and blue) which is converted from the final high resolution file. In performing prepress services, the Company frequently uses the Digital Link System, which performs several prepress functions efficiently. See
"-- Technology."

     Capitalizing on these services, the Company established a Magazine Ad Management Division and Newspaper Ad Management Division to provide comprehensive digital prepress and print content management services to magazines and newspapers. The Magazine Ad Management Division provides digital advertising storage management and electronic transmission services to magazine publishers, advertising agencies and printers nationwide using the Digital Link System. The Company has a multi-year agreement with Time, Inc. to provide a variety of digital ad management services to People, Time, Sports Illustrated, Entertainment Weekly, Fortune, Life and Money and also has a multi-year agreement with U.S. News & World Report, L.P. to provide such services. The Newspaper Ad Management Division provides services to the New York Daily News and the Newark (New Jersey) Star-Ledger, including electronic design, digital advertising composition and transmission of display advertising.


     Outsourced Facilities Management Services. In response to demands of certain customers, the Company performs services at a customer's location rather than at one of its facilities. In addition, it performs services at a primary customer's location for other customers as capacity allows. Contracts with customers for on-site work are often for three years or more and for a base amount of services, although the Company believes its on-site presence generates additional business in the form of digital imaging services and more prepress work from that customer. If the primary customer's work flow is high, or if there is an equipment failure at that location, the Company augments on-site staff and equipment by working on the primary customer's projects at the Company's other facilities. The Company's on-site services vary according to the customer's needs. For some publications, such as Newsweek, U.S. News & World Report and BusinessWeek, the Company is responsible for operating, maintaining and staffing the on-site prepress equipment and for performing all prepress services for editorial content. Performing work on-site permits the Company to understand better its customers' preferences and workflow demands. On-site work also reduces the time needed to approve or discuss revisions with the customer and to deliver the final product to the customer. These advantages enable the Company to be more responsive and to increase the level and type of service it provides. For example, when performing prepress work on-site, the Company has the ability to introduce the customer to its archiving and other digital imaging services.

     Advanced Digital Imaging Services.   The Company's advanced digital imaging
services were developed by its Digital Imaging Services Division ("DISD"), established in 1993 upon hiring 18 people from Eastman Kodak Company's Commercial Imaging Photo CD division. DISD commenced work on the Digital Link System as a project for the New York Daily News to assist the newspaper with its demanding prepress and related image storage and retrieval functions. Using integrated equipment and proprietary software, the Digital Link System offers a cost-effective, easy-to-use method to store, manipulate, repurpose and distribute digital images. The open architecture of the Digital Link System enables the Company to tailor the system to each customer's digital imaging needs. The Company uses the Digital Link System to provide advanced digital imaging services, such as archiving and on-line distribution, to both traditional prepress and new groups of customers. These customers are increasingly looking to distribute their content digitally through traditional media channels and to exploit new distribution methods, such as the World Wide Web, e-mail, proprietary on-line services and CD-ROM, all of which use digitized content.

     The Company uses its Digital Link System to create digital archives of photographic prints, slides, film and other images. Archiving images provides the customer with an organized, easily accessible digital format in which its images can be retrieved, distributed, substituted and re-edited. Because the archived images are in digital form, they may be reused without having to be rescanned, thereby saving time and money, and are in a format suitable for print or on-line distribution. The Company's archiving services are tailored to each customer by evaluating the content and the customer's needs and provided to the customer as an open system archive. Once the images are digitized, the Company customizes a database that allows the customer to quickly access images using keywords, text searches or bar-codes. The archive may be created at the customer's location or the Company's facilities depending on the size of the library. The Company's archiving services are provided under long term contracts, are typically related to millions of images, and are usually priced on a per image basis according to the Company's evaluation of the customer's images and the scope of services to be provided. For example, since commencing its archiving services for Time Warner's Time Picture Collection, the Company has archived an average of 15,000 images per month for this customer.

     Radio and Television Broadcast Distribution Services. Through the SpotLink Acquisition, the Company entered the dub & ship business in which the Company receives a master copy of a commercial on video or audiotape, duplicates the tape and ships the copies via air freight to radio and television stations for rebroadcast. As part of the SpotLink Acquisition, the Company entered into a multi-year contract under which Western International Media Corporation, a subsidiary of The InterPublic Group of Companies, is obligated to direct all of its dub & ship business to the Company. The Company believes that its entry into the dub & ship business will allow it to expand its distribution services in the broadcast media area. The Company expects to use the Digital Link System in providing distribution services to radio and television stations. This system has been used predominantly to process graphic images, although it also is capable of capturing, storing and retrieving audio and video files. The Company believes that the Digital Link System will enhance its ability to capture dub & ship business as the industry transitions from analog to digital technology. The Company has also agreed to provide dub & ship services to General Motors under its contract to act as General Motors' digital content manager.


RELATED SERVICES

     At its facility in Los Angeles, California, the Company provides printing services performed principally for entertainment customers, such as The Walt Disney Company. The Company prints movie posters, CD covers, video covers and promotional materials. Revenues from these printing services represented less than 10% of the Company's revenues in 1996. The Company has made a limited number of sales of the Digital Link System, primarily to newspapers.

RECENT DEVELOPMENTS

     In July 1997, the Company acquired all of the assets of MBA in exchange for $2.6 million and Common Stock, the number of shares of which will be determined based upon MBA's financial performance for calendar years 1997, 1998 and 1999. MBA is a provider of prepress production, direct mailing and brokered commercial printing services to various retailers, with 1996 revenues of approximately $5.5 million. A substantial portion of MBA's revenues are derived from work performed for Home Depot. This work is currently provided from four of the Company's facilities. The Company expects to open additional regional facilities to service Home Depot's expansion. Also, in 1997, the Company acquired certain assets of Star Graphic Arts Co., Inc., a prepress company in Northern California.

     In June 1997, the Company established an alliance with Cascade Systems, Inc. ("Cascade"), a software and systems integration company, whereby Cascade will provide marketing, sales and distribution of the Digital Link System to newspapers in North and South America and the United Kingdom. The Company will offer Cascade's products as part of its total prepress and digital content management services.

     In March 1997, the Company announced the debut of its digital photography system including a digital portrait system and a portable digital events system. The system integrates a suite of the Company's proprietary Digital Link software applications with specialized hardware. In June 1997, the Company purchased assets of an events photography business which provides digital event photography services to retail customers at golf courses, sporting events, stadiums and resorts.

TECHNOLOGY

     The Company aggressively implements technological advances in order to improve and expand its prepress and advanced digital imaging and digital imaging related services. This commitment is demonstrated by its Digital Link System and its internal communications and satellite transmission capabilities.


     The Digital Link System. The Digital Link System is a suite of proprietary software applications, which integrates a wide variety of digital imaging hardware. Operating over large area networks, including the World Wide Web, this networked set of applications is used to capture, edit, store, archive, retrieve and distribute large numbers of digital assets, including images, video and audio. Its features include zooming, enlarging, side-by-side comparison, sorting, categorizing and text annotations, as well as a variety of image optimization tools including cropping and retouching. Images that are archived using the system may be easily retrieved through text and key word searches, manipulated by computer and distributed through both conventional print as well as electronic distribution channels that require digitized content. To date, this system has been used predominantly to process graphic images, although it also is capable of capturing, storing and retrieving audio and video files.

     The Digital Link System uses software to integrate a variety of different image capture devices such as digital cameras, drum and flatbed scanners, wire services and other suitable high capacity storage devices. Optional software from the Company's suite of applications may be added to suit each customer's image management needs. For example, a customer may add a Photo CD Gateway, which interfaces with a scanner to capture images. A customer may also select the Digital Link Photo Editor which categorizes, reviews and selects images stored in the Digital Link System. The Digital Link System includes customized software which permits the system to interface with virtually any equipment the customer may already have, such as a proprietary or a "closed" prepress system or existing desktop systems. The software used in the Digital Link System was created by a team headed by Scott A. Brownstein, Executive Vice President, Digital Imaging Services Division of the Company. Mr. Brownstein played a major role in the development of many of the technologies used in Kodak's patented Photo CD system.

     The Digital Link System enhances the delivery of prepress services. For example, the system enables a user to quickly and easily retrieve an image, and then enlarge, reposition and retouch the image as if using stand-alone prepress computer equipment.

     Communications Networks. Each of the Company's facilities is connected by a data network system which enables the Company to allocate prepress work among its facilities for timely completion. The Company has also established communications links among its facilities and customer sites at which the Company is providing services. Additionally, the Company uses a satellite system to deliver final prepress work in digital form to 11 printing plants of seven unaffiliated printing companies. The Company leases transmission time on three frequencies on a year-round basis and has installed satellite transmitting equipment at its facilities and receiving equipment at the printing sites. This system was established originally to assist Newsweek, U.S. News & World Report and BusinessWeek in meeting their demanding production cycles but has been expanded to include transmissions for other publications. These include Aviation Week and Engineering News Record, which are McGraw-Hill publications, various Conde Nast publications on an as-needed basis and special editions of Time Warner publications. The connection to multiple printing sites allows these publications to be printed at several locations in order to meet distribution schedules. Company personnel working at the printing plants on this network produce the film required to create printing plates and receive digital data used to drive computer to plate equipment. In addition, Company personnel coordinate and calibrate the receiving equipment in an effort to ensure consistency in the final product among the various printing sites.

COMPETITION

     Prepress services are performed primarily by three types of businesses: (i) independent providers which typically do not also offer commercial printing services as a principal part of their overall business; (ii) commercial printers that provide prepress and other image management services as an adjunct to their printing businesses; and (iii) customers which perform certain services themselves using available desktop publishing technologies. The industry currently is extremely fragmented and serviced by a large number of regional and local businesses and few national enterprises. Commercial printers providing prepress services generally compete on the basis of the convenience of "one-stop shopping" for prepress and printing services, and on the basis of price by bundling the cost of prepress services with the printing cost or by substantially discounting the separate prepress services. A customer might prefer services by a printer where price is the primary consideration and quality of and control over the artistic process are not key concerns. Independent providers, such as the Company, generally are able to offer a higher level of specialization, customization and individualized service and also provide customers with the flexibility to select the printer of their choice, thus giving the customer greater leverage in negotiating for printing services. A customer would look to perform its own prepress services internally if the customer believed that control over the process was advantageous and quality of the product was not paramount. Customers typically provide for themselves only a portion of the prepress services they need, augmenting their own capabilities, as needed, with third-party services usually from independent prepress providers.

     The Company competes for prepress work on the basis of quality of service, price of service and the ability to satisfy demanding customers. The Company believes that not every prepress provider can meet the demands of the types of customers served by the Company. Among this smaller group, the Company competes primarily based on historical reliability of service and on price. The Company believes it maintains competitive prices by efficiently implementing new technologies in its digital imaging and prepress businesses. Additionally, the Company believes that it is able to maintain competitive prices by coordinating its customers' in-house capabilities with its own equipment, thereby minimizing redundant processes and lowering customer costs. In addition, the Company competes for prepress work based on its ability to provide other digital imaging services. For example, the Company provides digital archiving services for prepress customers at a lower cost than if purchased on a stand-alone basis because of the Company's ability to efficiently integrate the prepress and archiving processes.


     Independent prepress providers typically provide services based upon a customer's request for which the provider is paid on a per-job basis. In most cases, there is no contractual arrangement that would prevent a customer from changing prepress providers on a per-project basis. The Company has obtained, however, several multi-year contracts, and intends to continue to compete for additional such contracts. Pursuant to these contracts, the Company typically provides most, if not all, of the required staff and equipment.


     In the publication area, the Company competes with numerous regional prepress companies, such as Spectragraphics in the New York area, TSI Graphics in St. Louis and NEC in Tennessee. The Company competes nationally for publication business with American Color. Additionally, the Company competes with large commercial printers, such as R. R. Donnelley & Sons, Co., World Color Press, Inc. and Quad/Graphics, Inc. These commercial printers typically offer major price incentives through multiple year contracts for publications to do both their printing and prepress work at that printer's facilities. The Company's primary national competitor for advertising agency business is Wace, U.S.A., headquartered in Chicago, and a number of smaller regional prepress companies. The Company competes with many vendors in providing advanced digital imaging services, including Wace, U.S.A. and R. R. Donnelley & Sons, Co.


     In the area of digital imaging and archiving, the Company competes with a small number of software-development companies marketing products to manage image databases. The Company believes, however, that the breadth of service (i.e., associated scanning and output options) provided by the Company through its Digital Link System surpasses that of these other products. For example, Cascade and SRA are competing database software products; however, in both cases, the Company has secured ancillary business (e.g., scanning services and archiving) with enterprises using these competing products. T-1 is a production and archiving alternative developed specifically for the newspaper market, and is in direct competition with the Company's Digital Link System for customers in the newspaper-publishing industry. The Company believes that its fully-integrated system offers greater flexibility than its competitors' systems, which are primarily stand-alone databases.


     In the area of retail photography and events imaging, competition to the Company's offerings is mainly in the form of small software shops offering digital solutions, such as EPS, Castleworks and ANSI. The Company believes that its ability to effectively market its products and support its installations surpasses the ability of its competitors. Various larger companies, such as Polaroid and Kodak, compete with the Company as equipment vendors and offer more fully equipped systems that utilize hardware components manufactured by their respective parent companies, unlike the Company's offerings for retail photography and events imaging, which are modular and capable of integrating equipment (e.g., digital cameras and dye-sublimation printers) from virtually any leading manufacturer.

     In the dub & ship business, the Company competes with many local and/or regional suppliers as well as national suppliers, such as Vyvx, Inc., a subsidiary of The Williams Companies, Inc., Digital Generation Systems, Inc. and VDI Media. These services are typically provided on a per-job basis. The Company generally has no contractual arrangements that would prevent a customer from changing providers. The Company believes competition is based on quality of duplication, speed and reliability of distribution as well as price.

     To the extent that the Company extends its business into the electronic distribution of advertising content to television and radio stations, the Company would expect to compete with companies in related communica-tions and distribution markets which could offer similar products and services, such as Vyvx, Inc., Digital Generation Systems, Inc. and Digital Courier International Corporation.

FACILITIES

     The Company maintains its corporate headquarters in New York City and operates 17 principal digital prepress facilities at the locations indicated below. Four of these facilities are on-site facilities that also provide services to other customers as capacity allows.

            New York City                           Los Angeles metropolitan
            (3 facilities)                          area
            Atlanta, Georgia                        (2 facilities)
            Boulder, Colorado                       Northern New Jersey
            Chicago, Illinois                       (3 facilities)
            (2 facilities)                          Rochester, New York
            Detroit, Michigan                       San Francisco metropolitan
            (2 facilities)                          area
                                                    Washington, D.C.

     The Company also provides on-site services at 10 other customer locations in New York City, New Jersey, Connecticut, and California. At these on-site facilities, services are performed for a single customer. In addition, the Company maintains broadcast media distribution centers in New York City, Los Angeles and Wilmington, Ohio.

INTELLECTUAL PROPERTY

     The Company has a copyright in the software comprising the Digital Link System. Copyrights do not preclude competitors from developing comparable software. The Company does not have any patents. The Company owns the registered trademarks "Applied Graphics Technologies," "Digital Link," "AGT" and other marks used in its business.

EMPLOYEES

     As of July 15, 1997, the Company had approximately 1,370 full-time employees, approximately 570 of whom are salaried employees and approximately 800 of whom are hourly employees. Approximately 130 of the Company's employees at the Chicago and Los Angeles facilities, primarily in the area of production, are covered by two collective bargaining agreements with the Graphic Communications International Union which expire August 31, 1999 and December 31, 1999, respectively. The Company has never experienced a work stoppage and believes that its relationships with its employees, both unionized and nonunionized, are satisfactory.

LEGAL PROCEEDINGS

     The Company is not subject to any material litigation, nor to the Company's knowledge is any material litigation currently threatened against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company.

NAME                                        AGE                        POSITION
------------------------------------------  ---   ---------------------------------------------------
Mortimer B. Zuckerman(1)..................  60    Chairman of the Board of Directors
Fred Drasner..............................  54    Chairman and Chief Executive Officer, Director
Melvin A. Ettinger........................  56    Vice Chairman, Chief Operating Officer and Director
Diane Romano..............................  47    President
Scott A. Brownstein.......................  48    Executive Vice President, Digital Imaging Services
                                                    Division
Martin D. Krall...........................  56    Executive Vice President, Chief Legal Officer,
                                                    Secretary and Director
Louis Salamone, Jr. ......................  50    Senior Vice President, Chief Financial Officer
Georgia L. McCabe.........................  43    Senior Vice President, Digital Imaging Services
                                                    Division
John R. Harris(1).........................  48    Director
Edward H. Linde(2)........................  56    Director
Howard Stringer(1)(2).....................  55    Director
Linda J. Wachner(1)(2)....................  51    Director

---------------
(1) A member of the Compensation Committee.

(2) A member of the Audit Committee.

     Mortimer B. Zuckerman, Chairman of the Board of Directors, is the Chairman of the Board of Directors of Boston Properties, Inc., which he co-founded in 1970. He has been the Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report since 1985, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993 and Chairman of The Atlantic Monthly Company since 1980. Mr. Zuckerman also serves as a director of Snyder Communications, Inc.

     Fred Drasner, Chairman and Chief Executive Officer and a director of the Company, has been the Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, Chief Executive Officer of U.S. News & World Report, L.P. since 1985 and President of U.S. News & World Report, L.P. from 1985 to February 1997, the Chairman and Chief Executive Officer of Applied Printing since 1986, and the Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company since 1986. Mr. Drasner also serves as a director of Snyder Communications, Inc.

     Melvin A. Ettinger, Vice Chairman, Chief Operating Officer and a director of the Company, joined the Company in April 1996. From January 1994 to March 1996 he served as President and Chief Executive Officer of Xerox Graphic Systems, which conducts research and development of products to replace film. He also served as Senior Vice President of Sun Chemical Corporation and President and Chief Executive Officer of its subsidiary, Polychrome Corporation, a supplier of lithographic plates, from 1990 to 1994.

     Diane Romano, President of the Company, served as Executive Vice President of Applied Printing from 1993 to 1995 where she had overall responsibility for prepress and digital imaging services, sales, operations and technical developments. Ms. Romano served as Senior Vice President of the Publication and Catalog Division of Applied Printing from 1988 to 1993.

     Scott A. Brownstein, Executive Vice President, Digital Imaging Services Division, was the Senior Vice President and General Manager of DISD from 1993 to 1995 where he was responsible for developing and marketing the Company's digital imaging services. Prior to joining the Company, Mr. Brownstein served from 1987 to 1993 as Manager of Advanced Development for Worldwide Electronic Imaging Systems, Consumer

Imaging Division at the Eastman Kodak Company, where he was responsible for the design, development and implementation of Kodak's Photo CD technology and end user technology for Photo CD.


     Martin D. Krall, Executive Vice President, Chief Legal Officer, Secretary and a director of the Company, has been since January 1995 Executive Vice President and the Chief Legal Officer of the Daily News, L.P., Applied Printing, The Atlantic Monthly Company, and U.S. News & World Report, L.P. Prior to 1995, Mr. Krall was a partner in the law firm of Shaw, Pittman, Potts & Trowbridge, where he was a member of the Management Committee from 1978 to 1994, and the Vice-Chairman of such Committee from 1991 to 1994. From 1995, Mr. Krall also was senior counsel to Shaw, Pittman, Potts & Trowbridge until his resignation in April 1996.


     Louis Salamone, Jr., Senior Vice President and Chief Financial Officer of the Company, joined the Company in 1996. He previously served as Vice President and Chief Financial Officer of Nextel Communications, Inc., a provider of wireless communications services, from September 1994 through May 1996. He was a partner in Deloitte & Touche LLP, an international accounting and consulting firm, from June 1980 through September 1994.

     Georgia L. McCabe, Senior Vice President, Digital Imaging Services Division, was the Senior Vice President, Marketing and Business Development of DISD at the Company from 1993 to 1995 where she was responsible for developing the overall business and marketing strategies for the division. Prior to joining the Company, Ms. McCabe served from 1991 to 1993 as Director of Worldwide Commercial Photo CD at the Eastman Kodak Company, where she was responsible for developing and implementing corporate strategies for marketing Photo CD products. From 1988 to 1991, Ms. McCabe served as the Director of Worldwide Marketing Strategy and Business Development for the Integration and System Products Division at Eastman Kodak Company, where she was responsible for marketing strategies and programs for the division.

     John R. Harris, a director of the Company, has been a Corporate Vice President of the Corporate Marketing and Strategy Group at Electronic Data Systems, Corp. ("EDS") since 1996. From 1989 to 1996, he served as Vice President of the Communications Industry Group at EDS, where he was responsible for four business units directed toward wireline, wireless, media and interactive services markets.

     Edward H. Linde, a director of the Company, is the President, Chief Executive Officer and a director of Boston Properties, Inc., which he co-founded in 1970. Mr. Linde also serves as the Chairman of the Massachusetts Government Land Bank.

     Howard Stringer, a director of the Company, became President of Sony Corporation of America in July 1997. From 1995 to June 1997, Mr. Stringer was the Chairman and Chief Executive Officer of Tele-TV, a joint venture among NYNEX, Pacific Telesis and Bell Atlantic to provide home video delivery through telephone lines. Before joining Tele-TV, Mr. Stringer was President of the CBS/Broadcast Group from 1988 to 1995 where he oversaw all broadcast operations, including news, sports, entertainment, and network-owned stations.

     Linda J. Wachner, a director of the Company, has been a director, President and Chief Executive Officer of The Warnaco Group, Inc. since 1987 and the Chairman of the Board since August 1991. Ms. Wachner also serves as a director of the Travelers Group Inc. and as the Chairman and Chief Executive Officer of Authentic Fitness Corporation.

                              SELLING STOCKHOLDERS


     The Selling Stockholders, which are Applied Printing, a limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner, and The InterPublic Group of Companies, are offering an aggregate of 2,000,000 shares of Common Stock pursuant to the exercise of piggyback registration rights. The following table sets forth certain information, as of July 15, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, regarding the beneficial ownership of Common Stock by the Selling Stockholders.


                                               STOCK BENEFICIALLY
                                                     OWNED                           OWNERSHIP AFTER
                                               PRIOR TO OFFERING      NUMBER OF          OFFERING
                                             ----------------------    SHARES     ----------------------
                                             NUMBER OF                 OFFERED    NUMBER OF
        NAME OF SELLING STOCKHOLDER           SHARES     PERCENT(1)    HEREBY      SHARES     PERCENT(1)
-------------------------------------------  ---------   ----------   ---------   ---------   ----------
Applied Printing(2)........................  8,635,000      60.2%     1,750,000   6,885,000      39.7%(3)
The InterPublic Group of Companies.........    539,683(4)     3.8%      250,000     289,683       1.7%

---------------
(1) Percentage ownership of Common Stock is based on 14,355,683 shares of Common Stock outstanding on the date of this Prospectus and 17,355,683 shares outstanding immediately following the Offering.

(2) Applied Printing is a limited partnership in which Mr. Drasner is a minority limited partner and Mr. Zuckerman beneficially owns the remaining limited partnership interests, and Mr. Zuckerman is the sole stockholder of the corporate general partner and a corporate limited partner. Messrs. Zuckerman and Drasner comprise the board of directors of the corporate general partner of Applied Printing. Mr. Zuckerman is the sole stockholder of the corporate general partner and therefore can change at any time the members of the board of directors of that entity. Consequently, Mr. Zuckerman indirectly will be able to exercise significant influence over the outcome of all matters submitted to a vote of the Company's stockholders, including election of the members of the Board of Directors, amendment of the Certificate of Incorporation and consummation of a merger, sale of substantially all of the Company's assets or other significant corporate transactions.

(3) Applied Printing has granted to the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to an aggregate of 750,000 shares of Common Stock to cover overallotments, if any. If the overallotment option is exercised in full, Applied Printing will own approximately 35.3% (6,135,000 shares) of the Common Stock.

(4) These shares were acquired in connection with the SpotLink Acquisition and registered in the name of SpotLink, Inc., an indirect subsidiary of The InterPublic Group of Companies. Under the terms of the SpotLink Acquisition, The InterPublic Group of Companies has exercised piggyback registration rights with respect to 250,000 of such shares. The InterPublic Group of Companies has been a customer of the Company for more than three years.


CERTAIN STOCK OWNERSHIP INFORMATION



     The following table sets forth certain Common Stock ownership information of executive officers of the Company.


                                                                         NUMBER OF       NUMBER OF
                                                                          OPTIONS         OPTIONS
NAME                                     POSITION                        GRANTED(1)      VESTED(2)
---------------------------------------  ------------------------------  ---------   -----------------
Melvin A. Ettinger.....................  Vice Chairman, Chief Operating   200,000          40,000
                                           Officer
Diane Romano...........................  President                        225,000          45,000
Scott A. Brownstein....................  Executive Vice President,        225,000          45,000
                                           Digital Imaging Services
                                           Division
Martin D. Krall........................  Executive Vice President,        100,000          20,000
                                           Chief Legal Officer and
                                           Secretary
Louis Salamone, Jr.....................  Senior Vice President, Chief     125,000          25,000
                                           Financial Officer
Georgia L. McCabe......................  Senior Vice President, Digital   140,000          28,000
                                           Imaging Services Division

---------------

(1) Options expire ten years after grant. Options vest in annual installments, typically 20% per year.

(2) No other options that have been granted to the named employees will vest prior to April 12, 1998.

     The Company has also granted Options to acquire 1,361,000 shares of Common Stock to employees other than the officers identified above, of which 258,200 are vested.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     All of the 5,000,000 shares sold in the Offering (5,750,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule 144. Upon completion of the Offering, there will be 17,355,683 outstanding shares of Common Stock and the public float will be increased from 5,181,000 shares to 10,181,000 (10,931,000 shares if the Underwriters' over-allotment option is exercised in full). The remaining 7,174,683 shares outstanding (or 6,424,683 shares if the Underwriters' over-allotment option is exercised in full) will be "restricted securities" within the meaning of Rule 144. Such restricted securities may not be sold except in compliance with the requirements of the Securities Act or pursuant to an exemption from such registration requirement, and are held by Applied Printing and The InterPublic Group of Companies.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) to whom the Rule is applicable, including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 173,557 shares after giving effect to the Offering) and (ii) the reported average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule
144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

     Up to 2,496,000 additional shares of Common Stock may be purchased by certain employees and directors of the Company pursuant to the exercise of Options granted under the Company's 1996 Stock Option Plan and the Non-Employee Directors Nonqualified Stock Option Plan, of which 531,200 were vested as of July 15, 1997. The shares of Common Stock issuable upon exercise of the Options are freely tradable under a registration statement on Form S-8 filed in April 1997.


     In connection with the acquisition of Digital Imagination, the Company granted warrants to purchase 19,000 shares of Common Stock to a former stockholder of Digital Imagination, of which warrants to acquire 10,000 shares of Common Stock have been issued. The total number of shares of Common Stock underlying the warrants to be issued may increase to a maximum of 62,500 in the event that the digital events photography division attain certain specified revenue targets. The warrants to acquire 10,000 shares of Common Stock are exercisable for a period of three years following June 6, 1999. The remaining warrants to acquire 9,000 shares of Common Stock (or such greater number as may be issued) are exercisable within one or two years after the date of grant.


     The Company, Messrs. Zuckerman and Drasner, Applied Printing (with respect to unsold shares of Common Stock) and The InterPublic Group of Companies (with respect to unsold shares of Common Stock) have agreed that, for a period of 90 days after the date of this Prospectus (the "lock-up period"), they will not, without the prior written consent of Cowen and Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock. In the case of the Company, this agreement is subject to exceptions for the grant of options and issuance of shares pursuant to the Company's stock option plans and in connection with acquisitions. Upon the expiration of the lock-up period, the 6,885,000 shares of Common Stock (or 6,135,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full) held by Applied Printing will be eligible for sale in the public market pursuant to Applied Printing's demand registration rights, described below, or within the volume and other restrictions of Rule 144 and the 289,683 shares held by The

InterPublic Group of Companies will be eligible for sale in the public market within the volume restrictions of Rule 144 beginning December 3, 1997.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and the Company's ability to raise capital in the future through the sale of additional securities. See "Risk Factors -- Shares Eligible For Future Sale."

REGISTRATION RIGHTS

     The Company has granted certain demand and "piggyback" registration rights (the "Registration Rights") in connection with the Common Stock that is held by certain of its current stockholders, including the holders of Common Stock issued in connection with the SpotLink Acquisition, subject to certain conditions and limitations. The InterPublic Group of Companies, which received Common Stock in the SpotLink Acquisition, and Applied Printing are selling 250,000 and 1,750,000 shares of Common Stock, respectively, in this Offering as a result of the exercise of piggyback registration rights. Following completion of the Offering, 7,174,683 shares of Common Stock, or 41.3% of the total number of shares of Common Stock outstanding, will be entitled to the benefits of the Registration Rights.

     Applied Printing has registration rights for the Common Stock that it held at the time of the Initial Offering of the Company (the "Applied Printing Shares"). Applied Printing, any Applied Printing partner to which Common Stock is distributed and any person to which such stock is pledged as collateral for a loan, may register all or any portion of the Applied Printing Shares and have such shares included in any registration by the Company of shares of Common Stock or other securities substantially similar to the Common Stock, except that, in the case of a "demand" registration, the Company is not obligated to file any registration statement initiated by any such holder within six months of the effective date of certain other registration statements filed by the Company or with respect to the Applied Printing Shares having less than a $5.0 million aggregate offering price. Demand registration rights may be exercised a maximum of five times. The Applied Printing Registration Rights are transferable in connection with any private sale of the Applied Printing Shares.

     Subject to certain restrictions, the holders of Common Stock issued in connection with the SpotLink Acquisition (the "SpotLink Shares") may have such shares included in any registration by the Company of shares of Common Stock or other securities substantially similar to the Common Stock for a period of three years following the date of the last issuance of shares in connection with the SpotLink Acquisition. The Registration Rights of the SpotLink Shares are not transferable, unless such transfer is to a member of the SpotLink selling group or an affiliate of the selling group, as defined in the Asset Purchase Agreement by and among the Company, The InterPublic Group of Companies, Western International Media Corporation and SpotLink, Inc., dated December 3, 1996.

     In connection with the acquisition of the assets of MBA in July 1997, the Company paid an initial payment in cash and agreed to pay the Additional Payment based on certain target earnings of MBA during the remainder of 1997 and calendar years 1998 and 1999. The Company may elect to pay the Additional Payment in a combination of cash and Common Stock, or entirely in Common Stock. A maximum of 109,000 shares of Common Stock may be issued as the Additional Payment. Should the Company choose to pay entirely in Common Stock, the recipients of the Common Stock shall have certain demand registration rights, subject to certain limitations, for three years beginning April 30, 1998.

     The Company will bear all expenses incident to its registration obligations upon exercise of the Registration Rights, except that it will not bear any underwriting discounts or commissions or transfer taxes relating to registration of the registrable shares.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Cowen & Company, Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Montgomery Securities (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                          NUMBER OF
                                                                          SHARES OF
                                UNDERWRITER                             COMMON STOCK
        -----------------------------------------------------------  -------------------
        Cowen & Company............................................
        Bear, Stearns & Co. Inc. ..................................
        Merrill Lynch, Pierce, Fenner & Smith Incorporated.........
        Montgomery Securities......................................
                                                                          ---------
             Total.................................................       5,000,000
                                                                          =========

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain brokers and
dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     Applied Printing has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

     The Company, Messrs. Zuckerman and Drasner, Applied Printing (with respect to unsold shares of Common Stock) and The InterPublic Group of Companies (with respect to unsold shares of Common Stock) have agreed that, for a period of 90 days after the date of this Prospectus (the "lock-up period"), they will not, without the prior written consent of Cowen and Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock. In the case of the Company, this agreement is subject to exceptions for the grant of options and issuance of shares pursuant to the Company's stock option plans and in connection with acquisitions. Upon the expiration of the lock-up period, 6,885,000 shares of Common Stock (or 6,135,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full) currently outstanding will be eligible for sale in the public market.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. O'Sullivan Graev & Karabell, LLP, New York, New York, has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

     The financial statements as of December 31, 1996, and for the year then ended included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined balance sheet of the Predecessor Group to Applied Graphics Technologies, Inc. as of December 31, 1995 and the combined results of operations, owner's deficit and cash flows for each of the two years in the period ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents or portions of documents filed by the Company (File No. 0-28208) with the Securities and Exchange Commission are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (c) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (d) the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 19, 1997; and (e) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on April 16, 1996, including any amendments or reports filed for the purpose of updating such description.



     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Corporate Secretary,

Applied Graphics Technologies, Inc., at the Company's principal executive offices located at 28 West 23rd Street, 11th floor, New York, New York 10010, telephone number (212) 929-4111.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission ("SEC"), Washington, D.C. 20549, a Registration Statement on Form S-3, including amendments and exhibits thereto (the "Registration Statement"), under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices upon the payment of prescribed fees. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, which file electronically with the SEC.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company with the SEC may be inspected at the offices listed above as well as on the SEC Web site.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................   F-2
Report of Independent Accountants.....................................................   F-3
Balance Sheets........................................................................   F-4
Statements of Operations..............................................................   F-5
Statements of Cash Flows..............................................................   F-6
Statements of Stockholders' Equity and Owners' Equity/(Deficit).......................   F-7
Notes to Financial Statements.........................................................   F-8

Interim Financial Statements (Unaudited)..............................................  F-21
Notes to Interim Financial Statements (Unaudited).....................................  F-24

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Applied Graphics Technologies, Inc.

We have audited the accompanying balance sheet of Applied Graphics Technologies, Inc. (a majority-owned subsidiary of Applied Printing Technologies L.P.) (the "Company") as of December 31, 1996, and the related statements of operations, stockholders' equity and owner's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

March 12, 1997
New York, New York

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Owners of the Predecessor Group:

     We have audited the accompanying combined balance sheet of the Predecessor Group to Applied Graphics Technologies, Inc. as of December 31, 1995, and the related combined statements of operations, cash flows and changes in owners' equity (deficit) for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Predecessor Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Predecessor Group as of December 31, 1995 and the combined results of their operations and cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
March 8, 1996

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                                 BALANCE SHEETS
              (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)

                                                                                    DECEMBER 31,
                                                                                ---------------------
                                                                                 1996          1995
                                                                                -------      --------
                                               ASSETS
Current assets:
  Cash and cash equivalents..................................................   $ 2,567      $    666
  Marketable securities at cost..............................................     1,600
  Accounts receivable -- trade (net of allowances of $472 in 1996
    and $1,431 in 1995)......................................................    29,584        19,476
  Due from affiliates........................................................                   1,841
  Inventory..................................................................     4,639         3,582
  Prepaid expenses and other current assets..................................     2,485         3,050
  Deferred income taxes......................................................       705
                                                                                -------      --------
         Total current assets................................................    41,580        28,615
Property, plant and equipment, net...........................................    20,544        13,741
Goodwill (net of amortization of $552 in 1996 and $405 in 1995)..............     7,121           551
Deferred income taxes........................................................     1,644
Other assets.................................................................     1,258         1,902
                                                                                -------      --------
         Total assets........................................................   $72,147      $ 44,809
                                                                                =======      ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY/OWNERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses......................................   $19,630      $ 20,096
  Applied Printing Note......................................................     1,600
  Current portion of long-term debt..........................................       507           711
  Current portion of obligations under capital leases........................     1,354         1,576
  Intercompany borrowings....................................................                  30,181
  Due to affiliates..........................................................       354
  Other current liabilities..................................................     2,407         1,125
                                                                                -------      --------
         Total current liabilities...........................................    25,852        53,689
Long-term debt...............................................................     6,005           853
Obligations under capital leases.............................................     1,265         2,415
Other liabilities............................................................     3,142         7,233
                                                                                -------      --------
         Total liabilities...................................................    36,264        64,190
                                                                                -------      --------
Commitments and contingencies
Stockholders' Equity/Owners' Deficit:
  Preferred stock (no par value, 10,000,000 shares authorized; no shares outstanding)
  Common stock ($0.01 par value, 40,000,000 shares authorized; shares issued
    and outstanding: 14,349,683).............................................       143
  Additional paid-in capital.................................................    25,584
  Retained earnings..........................................................    10,156
  Owners' deficit............................................................                 (19,381)
                                                                                -------      --------
    Total stockholders' equity/owners' deficit...............................    35,883       (19,381)
                                                                                -------      --------
         Total liabilities and stockholders' equity/owners' deficit..........   $72,147      $ 44,809
                                                                                =======      ========

                       See Notes to Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                  FOR THE YEARS ENDED DECEMBER
                                                                              31,
                                                                 ------------------------------
                                                                   1996       1995       1994
                                                                 --------   --------   --------
Revenues.......................................................  $132,725   $117,802   $115,986
Cost of revenues...............................................    92,242     86,296     85,297
                                                                 --------   --------   --------
Gross profit...................................................    40,483     31,506     30,689
                                                                 --------   --------   --------
Selling expenses...............................................    15,486     16,156     15,746
General and administrative expenses............................    13,068     17,373     16,341
Reorganization charge..........................................                3,060      6,668
                                                                 --------   --------   --------
     Total operating expenses..................................    28,554     36,589     38,755
                                                                 --------   --------   --------
Operating income (loss)........................................    11,929     (5,083)    (8,066)
Interest expense...............................................    (1,833)    (3,332)    (2,807)
Other income, net..............................................       724        603      2,116
                                                                 --------   --------   --------
Income (loss) before provision for income taxes................    10,820     (7,812)    (8,757)
Provision for income taxes.....................................       865
                                                                 --------   --------   --------
Net income (loss)..............................................  $  9,955   $ (7,812)  $ (8,757)
                                                                 ========   ========   ========
Earnings per common share:
  Primary......................................................  $   0.78
  Fully diluted................................................  $   0.74
Weighted average number of common shares:
  Primary......................................................    12,797
  Fully diluted................................................    13,506

                       See Notes to Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1996        1995        1994
                                                               --------     -------     -------
Cash flows from operating activities:
Net income (loss)............................................  $  9,955     $(7,812)    $(8,757)
Adjustments to reconcile net income (loss) to net cash from
  operating activities:
  Depreciation and amortization..............................     4,932       5,359       7,405
  Deferred taxes.............................................    (2,349)
  Gain on insurance settlement...............................       (18)     (2,023)     (1,908)
  Reorganization charges.....................................                 3,060       6,668
  Other......................................................       (40)      1,012         747
Management of Changes in Operating Assets and Liabilities,
  net of effects of acquisitions:
  Accounts receivable........................................   (11,442)      3,772      (2,550)
  Due from affiliates........................................     1,917        (981)      2,110
  Inventory..................................................      (937)       (422)       (426)
  Other assets...............................................     2,452       1,401        (148)
  Accounts payable and accrued expenses......................      (413)      1,387       2,513
  Other liabilities..........................................    (2,591)        204        (275)
                                                               --------     -------     -------
Net cash provided by operating activities....................     1,466       4,957       5,379
                                                               --------     -------     -------
Cash flows from investing activities:
  Investment in marketable securities........................    (1,600)
  Property, plant and equipment expenditures.................   (14,851)     (3,455)     (4,296)
  Proceeds from the sale of fixed assets.....................     1,099       1,483
  Net proceeds from insurance claims.........................       243       1,782       1,189
  Entities purchased, net of cash acquired...................       350         (69)     (1,000)
                                                               --------     -------     -------
Net cash used in investing activities........................   (14,759)       (259)     (4,107)
                                                               --------     -------     -------
Cash flows from financing activities:
  Proceeds received from the sale of common stock............    46,103
  Borrowings under revolving credit line.....................     5,628
  Proceeds from sale/leaseback transactions..................     4,093         558         945
  Repayment of Applied Printing Note.........................   (14,400)
  Repayment of notes and capital lease obligations...........    (2,662)     (4,020)     (4,875)
  Increase in (repayments of) intercompany borrowings, net...   (18,000)      3,789      10,367
  Net distributions to Applied Printing......................    (5,568)     (4,449)     (8,422)
                                                               --------     -------     -------
Net cash provided by (used in) financing activities..........    15,194      (4,122)     (1,985)
                                                               --------     -------     -------
Net increase (decrease) in cash and cash equivalents.........     1,901         576        (713)
Cash and cash equivalents at beginning of year...............       666          90         803
                                                               --------     -------     -------
Cash and cash equivalents at end of year.....................  $  2,567     $   666     $    90
                                                               ========     =======     =======

                       See Notes to Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

        STATEMENTS OF STOCKHOLDERS' EQUITY AND OWNERS' EQUITY/(DEFICIT)
              (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)

                                                               ADDITIONAL                   OWNER'S
                                                    COMMON      PAID-IN-      RETAINED      EQUITY/
                                                    STOCK       CAPITAL       EARNINGS     (DEFICIT)
                                                    ------     ----------     --------     ---------
Balance at January 1, 1994........................                                         $  10,059
Net loss for the year.............................                                            (8,757)
Distribution for the year.........................                                            (8,422)
                                                                                             -------
Balance at December 31, 1994......................                                            (7,120)
Net loss for the year.............................                                            (7,812)
Distribution for the year.........................                                            (4,449)
                                                                                             -------
Balance at December 31, 1995......................                                           (19,381)
Issuance of 9,309,900 common shares in exchange
  for assets of Prepress Business.................   $ 93
Issuance of 4,500,000 common shares in a public
  offering at $12.00 per share....................     45       $ 46,058
Issuance of 539,683 shares in an acquisition at
  $15.75 per share................................      5          8,495
Net income (loss) for the period..................                            $ 10,156          (201)
Distribution for the year.........................                                            (9,387)
Conveyance........................................               (28,969)                     28,969
                                                     ----        -------       -------       -------
Balance at December 31, 1996......................   $143       $ 25,584      $ 10,156     $       0
                                                     ====        =======       =======       =======

                       See Notes to Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
              (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Applied Graphics Technologies, Inc. (the "Company") is a provider of digital prepress services to magazine publishers, advertising agencies, entertainment companies and catalog retailers. In addition, the Company provides outsourced, on-site prepress and related services to third parties and advanced digital imaging services, such as digital archiving and distribution services, and commencing in December 1996, duplication and distribution services of advertising content for the broadcast industry. The Company was incorporated in Delaware on December 12, 1995. Applied Printing Technologies, L.P. ("Applied Printing"), an entity beneficially owned by the Chairman of the Board of Directors of the Company (the "Chairman") and the Chief Executive Officer of the Company (the "CEO"), was issued 100 shares of common stock and became the Company's sole stockholder.

     On April 16, 1996 (the "Offering Date"), the Company's Registration Statement on Form S-1 under the Securities Act of 1933, as amended, relating to the initial public offering (the "Offering") of the Company's Common Stock, was declared effective. Upon the offering being declared effective, the Company acquired substantially all of the assets and certain related liabilities relating to the prepress, digital imaging services and related businesses of Applied Printing (collectively, the "Prepress Business") in exchange for 9,309,900 shares of the Company's Common Stock and $37,000 of additional consideration ("Additional Consideration") comprised of (i) the assumption by the Company of the principal amount of collateralized senior indebtedness to Applied Printing's primary institutional lender (the "Institutional Senior Indebtedness") of $21,000 and (ii) the issuance of a promissory note by the Company to Applied Printing (the "Applied Printing Note") of $16,000. The Company received net proceeds of $46,103 from the Offering, of which $21,000 was used to repay Institutional Senior Indebtedness and $16,000 was used to invest in short-term investments to support a standby letter of credit that collateralized the Applied Printing Note. At December 31, 1996, Applied Printing owned approximately 60% of the Company's outstanding common stock.

     The acquisition of the Prepress Business has been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company reflect the combined results of operations of the Prepress Business through April 16, 1996, and the results of the Company from April 17, 1996, through December 31, 1996. The financial statements through the Offering Date have been prepared by combining the assets, liabilities, results of operations and cash flows of the specific divisions that comprise the Prepress Business. Historically, these specific divisions have operated as separate business units and maintained their own books and records. Through the effective date, Applied Printing managed the cash and financing requirements of all of its divisions centrally; as such, the interest expense, and related intercompany borrowing, represent an allocation of Applied Printing's interest expense and the related debt. As discussed in Note 9, this allocation of debt is presented as an intercompany borrowing. Additionally, Applied Printing and other related parties had historically provided certain corporate, general and administrative services to the Prepress Business including general management, treasury, financial reporting, and legal services. Accordingly, the financial statements include an allocation of expenses for such services. The combined financial position and combined results of operations of the Prepress Business may differ from results that may have been achieved had the Prepress Business operated as an independent entity.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents: Cash equivalents include highly liquid investments with a maturity of less than three months at the time of acquisition.

     Marketable Securities: Marketable securities consist of United States government obligations that mature in January 1997. These securities support a letter of credit that collateralizes the Applied Printing Note. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

Certain Investments in Debt and Equity Securities", these securities have been classified as held to maturity and are recorded at amortized cost, which approximates fair value due to their short-term maturity.

     Inventory: Raw materials are valued at the lower of cost (cost being determined on a weighted average basis) or market. Work-in-process, consisting of labor and materials on partially completed projects, is recorded at cost (specific identification) but not in excess of net realizable value.

     Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which generally range from 30 years for buildings to three years for computer software and vehicles. Leasehold improvements and amounts recorded under capital leases are amortized on the straight-line method over the terms of the leases or their estimated useful lives.

     Revenue recognition: Revenue is recognized at the time projects are shipped or transmitted to the customer. Revenue for digital archiving services is recognized on a per-image basis as items are scanned.

     Goodwill: Goodwill is being amortized on the straight-line method over periods ranging from 7 to 20 years. The Company continually evaluates the carrying value of goodwill by comparing it to the undiscounted expected future cash flows to be generated. Goodwill is written off when there has been a loss of value.

     Income taxes: The Prepress Business was treated as a partnership for Federal and state income tax purposes prior to the Offering Date and was not subject to tax. A provision for income taxes is included in the Company's Statement of Operations only for the period subsequent to the Offering Date.

     Earnings per Share of Common Stock: Earnings per share of common stock are computed by dividing net income by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding.

     Long-lived assets: In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

     Estimates: The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification of Prior Years' Financial Statements: Certain prior-year amounts in the accompanying financial statements have been reclassified to conform with the 1996 presentation.

3.  ACQUISITION

     On December 3, 1996, the Company acquired the assets of SpotLink, Inc. ("SpotLink"), a company that reproduces and distributes commercials to broadcast and cable media, for a purchase price of approximately $8,500. The assets, consisting primarily of duplication equipment, were acquired for 539,683 shares of the Company's common stock.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of SpotLink have been recorded at their estimated fair values at the date of acquisition.. The excess of the purchase price over the fair value of the net assets acquired was $6,716 and has been recorded as goodwill, which is being amortized on the straight-line method over 20 years. The results of operations of SpotLink have been included in the Statement of Operations since the date of the acquisition.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     The following unaudited pro forma information combines the results of operations of the Company and SpotLink for the years ended December 31, 1996 and 1995, calculated as if the acquisition had occurred on January 1, 1995. The pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 1996 and 1995 or of results which may occur in the future.

                              UNAUDITED                               1996         1995
    --------------------------------------------------------------  --------     ---------
    Total revenues................................................  $139,867     $ 123,765
    Income (loss) before provision for income taxes...............  $ 10,614     $  (7,216)
    Net income....................................................  $  9,933     $  (7,216)
    Earnings per common share:
      Primary.....................................................  $   0.78
      Fully diluted...............................................  $   0.74

4.  INVENTORY

     The components of inventory at December 31 were as follows:

                                                                         1996       1995
                                                                        ------     -------
    Work-in-Process...................................................  $2,596     $ 2,518
    Raw Materials.....................................................   2,043       1,064
                                                                        ------      ------
    Total.............................................................  $4,639     $ 3,582
                                                                        ======      ======

5.  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment at December 31 consisted of the following:

                                                                        1996        1995
                                                                       -------     -------
    Machinery and equipment..........................................  $23,422     $19,279
    Leasehold improvements...........................................    4,643       4,212
    Buildings and improvements.......................................   11,050       4,768
    Computer software................................................    1,651       1,163
    Furniture and fixtures...........................................    1,531       1,448
    Construction in progress.........................................      203         538
                                                                       -------     -------
    Total............................................................   42,500      31,408
    Less accumulated depreciation and amortization...................   21,956      17,667
                                                                       -------     -------
    Net..............................................................  $20,544     $13,741
                                                                       =======     =======

     Interest capitalized on construction of buildings and improvements during 1996 was $130. Depreciation and amortization of property, plant, and equipment charged to expense for the years ended December 31, 1996, 1995, and 1994 were $4,785, $5,106, and $5,997, respectively.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses at December 31 consisted of the following:

                                                                        1996        1995
                                                                       -------     -------
    Accounts payable.................................................  $ 7,694     $ 9,513
    Salaries and benefits............................................    4,329       4,499
    Income taxes.....................................................    2,449
    Commissions......................................................    1,374       1,153
    Other............................................................    3,784       4,931
                                                                       -------     -------
    Total............................................................  $19,630     $20,096
                                                                       =======     =======

7.  APPLIED PRINTING NOTE

     On April 16, 1996, as part of the acquisition of the assets of the Prepress Business, the Company issued a promissory note to Applied Printing in the amount of $16,000. A principal payment in the amount of $14,400 was made during 1996. The remaining balance of $1,600 was repaid in February 1997. This obligation, which bore interest at the rate of 4.145% per annum, was collateralized by a letter of credit. The Company incurred interest charges of $295 during the 1996 period.

8.  LONG-TERM DEBT

     Long-term debt at December 31 consisted of the following:

                                                                           1996      1995
                                                                          ------     ----
    3.62% -- 8% notes payable due 1997 through 2000.....................  $  377     $853
    Variable rate revolving credit line due 1998........................   5,628
                                                                          ------     ----
    Total...............................................................  $6,005     $853
                                                                          ======     ====

     In August 1996 the Company obtained a $10,000 revolving credit facility that is collateralized by the Company's trade receivables. The credit facility is a two-year variable-rate facility with a major financial institution. Under the terms of the facility, the Company must comply with certain covenants related to tangible net worth, ratio of debt to tangible net worth, and debt service coverage ratio. At December 31, 1996, the Company was in compliance with all covenants. Interest on funds borrowed is the prime lending rate, which at December 31, 1996, was 8.25%. The Company also has the option to borrow at LIBOR plus 2.25%. Borrowings under this LIBOR provision may have maturities of 30, 90, or 180 days. At December 31, 1996, there were no outstanding borrowings under the LIBOR provision. The average variable rate on this revolving credit facility during the period in 1996 was 8.25%. As of December 31, 1996, under the most restrictive covenant of the revolving credit facility, approximately $10,000 were available for the payment of dividends.

     Principal payments on the long-term debt are as follows:

    1997........................................................................  $  507
    1998........................................................................   5,781
    1999........................................................................     166
    2000........................................................................      58
                                                                                  ------
    Total.......................................................................   6,512
    Less current portion........................................................     507
                                                                                  ------
    Total long-term debt........................................................  $6,005
                                                                                  ======

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

9.  INTERCOMPANY BORROWINGS

     The Prepress Business had been financed principally through advances from Applied Printing. Historically, Applied Printing had financed all of its operations, including those of the Prepress Business, with Institutional Senior Indebtedness, borrowings from the Daily News, L.P. (the "Daily News") (see Note
13), and borrowings from the majority limited partner (collectively, "Borrowings").

     Prior to the Offering Date the financial statements include an allocation of Applied Printing's interest expense and related Borrowings. Applied Printing's interest expense related to the Borrowings had been allocated to the Prepress Business based on the ratio of net assets of the Prepress Business, before an allocation of intercompany debt, to the sum of the total consolidated net assets of Applied Printing plus the Applied Printing debt that is not directly attributable to specific divisions within Applied Printing. The intercompany borrowing amounts reflected in the financial statements represent derived amounts which have been computed by applying Applied Printing's weighted average interest rate to the allocated interest expense, calculated using the methodology discussed above. The weighted average interest rates during the period ended April 16, 1996, and the year ended December 31, 1995, were 10.8% and 8.9%, respectively. The Company incurred interest charges of $944, $2,683, and $1,992 for the period ended April 16, 1996, and the years ended December 31, 1995 and 1994, respectively.

10.  LEASES

     The Company leases certain property and equipment used in its operations under agreements that are classified as both capital and operating leases. Such agreements generally include provisions for inflation-based rate adjustments and, in the case of leases for buildings and office space, payments of certain operating expenses and property taxes.

     Future minimum rental payments required under capital leases and operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

                                                                       CAPITAL     OPERATING
                                                                       LEASES       LEASES
                                                                       -------     ---------
    1997.............................................................  $ 1,537      $ 7,904
    1998.............................................................      783        3,825
    1999.............................................................      595        3,242
    2000.............................................................                 1,782
    2001.............................................................                 1,152
    Later years......................................................                 5,057
                                                                        ------      -------
    Total minimum lease payments.....................................    2,915      $22,962
                                                                                    =======
    Less amount representing interest................................      296
                                                                        ------
    Present value of minimum lease payments..........................    2,619
         Less current portion........................................    1,354
                                                                        ------
    Long-term obligation under capital leases........................  $ 1,265
                                                                        ======

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     Assets recorded under capital leases are included in property, plant and equipment as follows:

                                                                        1996        1995
                                                                       -------     -------
    Buildings........................................................  $ 4,768     $ 4,768
    Machinery and equipment..........................................   11,431      11,172
                                                                       -------     -------
    Total............................................................   16,199      15,940
    Less accumulated depreciation....................................    8,660       7,609
                                                                       -------     -------
    Net..............................................................  $ 7,539     $ 8,331
                                                                       =======     =======

     Total rental expense under operating leases amounted to $7,578, $12,106, and $9,241 for the years ended December 31, 1996, 1995, and 1994, respectively.

     In 1996, the Company entered into sale and leaseback arrangements that are recorded as operating leases. The gain from these sale and leaseback arrangements has been deferred and is being recognized in income as a credit against future rental expenses. At December 31, 1996, the remaining balance of the deferred gain totaling $233 is included in "Other Liabilities" in the accompanying Balance Sheets.

11.  INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are recognized based on the expected future tax consequences of events that have been included in the financial statements or tax returns by applying currently enacted statutory tax rates applicable to future years to differences between the financial statement and tax bases of assets and liabilities.

     The Prepress Business was treated as a partnership for Federal and state income tax purposes prior to the Offering Date and was not subject to tax. At the date of the Offering, the Company recorded the applicable deferred tax assets related to the differences between financial statement and tax basis of the assets and liabilities of the Prepress Business. These deferred tax assets were entirely offset by a valuation allowance. A provision for income taxes is included in the Company's Statement of Operations only for the period subsequent to the Offering Date. The components of the provision for income taxes were as follows:

                                                                                  1996
                                                                                 -------
    Current:
    Federal....................................................................  $ 2,287
    State......................................................................      927
                                                                                 -------
    Total current..............................................................    3,214
                                                                                 -------
    Deferred:
    Federal....................................................................   (2,349)
                                                                                 -------
    Total provision for income taxes...........................................  $   865
                                                                                 =======

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     The provision for income taxes varied from the Federal statutory income tax rate due to the following:

                                                                                   1996
                                                                                  ------
    Taxes at statutory rate.....................................................  $3,679
    State income taxes, net of Federal tax benefit..............................     612
    Change in valuation allowance for Federal deferred tax assets...............  (3,870)
    Meals and entertainment expenses............................................     252
    Other -- net................................................................     192
                                                                                  -------
    Provision for income taxes..................................................  $  865
                                                                                  =======
    Statutory rate..............................................................      34%
    Effective rate..............................................................       8%

     The components of the net deferred tax asset at December 31, 1996, and April 16, 1996, were as follows:

                                                                  DECEMBER 31,   APRIL 16,
                                                                      1996         1996
                                                                  ------------   ---------
    Deferred tax assets:
    Obligations under capital leases............................     $  639       $   734
    Property, plant, and equipment..............................        679           220
    Accrued expenses............................................      1,414         2,092
    Other liabilities...........................................        300         1,615
    Other assets................................................        198           290
                                                                     ------        ------
    Total deferred tax assets...................................      3,230         4,951
    Valuation allowance.........................................       (881)       (4,951)
                                                                     ------        ------
    Net deferred tax asset......................................     $2,349       $     0
                                                                     ======        ======

     There were no deferred tax liabilities at December 31, 1996, and April 16, 1996. A valuation allowance was established at the date of initially recording the deferred tax assets associated with the acquisition of the Prepress Business. Due to the Prepress Business having historically incurred losses, the valuation allowance was deemed necessary due to the uncertainty relating to the Company's ability to utilize these benefits in the future. During the period ended December 31, 1996, the Company reduced the valuation allowance by $3,870 for Federal and $200 for state deferred tax assets. Based on operating earnings during 1996 and the Company's expectations of future earnings from established contracts and relationships, the Company believes that it is more likely than not that the benefit associated with Federal deferred tax assets will be realized in the future and therefore has not established a valuation allowance for Federal deferred tax assets at December 31, 1996. Based on the uncertainty associated with the ability to utilize state benefits, the Company believes it is not more likely than not that these benefits will be realized in the future and therefore has established a valuation allowance.

12.  STOCK OPTIONS

     In 1996, the Board of Directors and stockholders approved a Stock Option Plan. Under such plan, options are granted to key employees of the Company to purchase common stock of the Company. Options granted under the plan, which have a term of ten years, become exercisable over a five year period in varying amounts, but in no event less than 5% or more than 25% in any year for any individual optionee. On the date of the Offering, 2,375,000 options were granted with an exercise price of $12.00 per share. Additional grants were made in 1996 for 14,000 shares and 40,000 shares with an exercise price of $16.63 and $15.25, respectively.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     Also in 1996, the Board of Directors approved a Non-employee Directors' Nonqualified Stock Option Plan. Under such plan, options are granted to members of the Board of Directors who are not employees of the Company. Options granted under the plan become exercisable over a two year period and have a term of ten years. On the date of the Offering, 100,000 options were granted with an exercise price of $12.00. The plan also provides for an additional 5,000 options to be granted to non-employee directors on each subsequent anniversary date of having first become a member of the Board of Directors. Such future option grants will have an exercise price equal to the fair market value of the common stock on the date of grant and are fully vested at grant.

     The two plans call for a combined maximum of 4,200,000 shares of the Company's common stock to be available for issuance upon exercise of options. During 1996, 35,000 and 3,000 options with an exercise price of $12.00 and $16.63, respectively, were forfeited and became available for future issuance. The weighted average exercise price of options outstanding at the end of the year, options granted during the year, and options forfeited during the year was $12.07, $12.07, and $12.37, respectively. No options were exercisable as of December 31, 1996, and none expired or were exercised during 1996.

     The Company accounts for the issuance of stock options under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", which requires compensation cost to be measured at the date of grant based on the intrinsic value of the options granted. The intrinsic value of an option is equal to the difference between the market price of the common stock on the date of grant and the exercise price of the option. There was no compensation cost recognized by the Company on the options granted in 1996.

     In 1995, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS No. 123 provides for an alternative measurement of compensation cost based on the fair value of the options granted. The fair value of an option is based on the intrinsic value as well as the time value of the option. The fair value of stock options granted was estimated on the grant dates using the Black-Scholes option-pricing model and the following assumptions: a risk-free interest rate of 6.75%; an expected life of 6 years; expected volatility of 53.94%; and no expected dividends. The weighted-average fair value of the options issued by the Company in 1996 was $17,985. Had the Company elected to account for the issuance of stock options under SFAS No. 123, the compensation cost would have been $2,511 for the year ended December 31, 1996. The pro forma net income, primary earnings per share, and fully diluted earnings per share for the year ended December 31, 1996, calculated as if the Company had elected to account for the issuance of stock options under SFAS No. 123, were $8,298, $0.66, and $0.63, respectively.

13.  RELATED PARTY TRANSACTIONS

     In addition to the business it transacts with Applied Printing, the Company also does business and shares services with entities beneficially owned by the Chairman and the CEO, including the Daily News and U.S. News. The Company also utilizes the travel-related services of ZWA, Inc., which is owned by the Chairman.

     Due to/from affiliates -- Affiliates owed the Company $46 and $1,841 at December 31, 1996 and 1995, respectively. The Company owed affiliates $400 at December 31, 1996.

     Affiliate sales and purchases -- The Company has entered into Production Services Agreements with U.S. News and the Daily News pursuant to which it will provide prepress services. The agreement with U.S. News, which expires on December 31, 2000, is renewable annually thereafter by mutual agreement of the parties. The agreement with the Daily News commenced in October 1995 and is renewable annually by mutual agreement of the parties. In 1995, the Company entered into a two-year agreement to digitize the entire library of photographs of an affiliate. In addition, the Company occasionally provides services to and

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

purchases services from related parties that are negotiated on an arms-length basis. Sales to and purchases from related parties for the years ended December 31, 1996, 1995, and 1994 were as follows:

                                                         1996        1995        1994
                                                        -------     -------     -------
        Affiliate sales...............................  $11,610     $ 7,901     $ 7,301
        Affiliate purchases...........................  $ 3,097     $   421     $   710

     Allocated costs -- Prior to the Offering Date, Applied Printing and other related parties provided to the Company certain administrative services that included cash management, financial reporting, legal, and other similar services. The costs allocated to the Company were based on either specific identification of expenses attributable to the Prepress Business, where practicable, or an allocation of the total costs incurred. For such services, the Company incurred charges of $1,534, $6,645, and $6,128 for the period ended April 16, 1996, and for the years ended December 31, 1995 and 1994, respectively.

     In the opinion of management, such allocated costs have been made on a basis that is considered to be reasonable; however, these costs are not necessarily indicative of the total costs that the Company would have incurred had it operated on a stand-alone basis.

     Shared costs -- Pursuant to shared services agreements, the Company receives certain legal and computer services from the Daily News and U.S. News. For such services, the Company incurred charges of $303, $150, and $198 for the years ended December 31, 1996, 1995, and 1994, respectively. In 1995 and 1994, the shared costs are included as part of the allocated costs.

     Technology development agreement -- Under an arrangement with the Daily News, the Company is reimbursed for the costs incurred in the development of certain digital technologies. Such reimbursements totaled $100, $1,184, and $1,956 in the years ended December 31, 1996, 1995, and 1994, respectively.

     Leases -- The Company leases office space in Washington, D.C. from U.S. News. The charges incurred for the lease were $293, $281, and $281 for the years ended December 31, 1996, 1995, and 1994, respectively. In addition, the Company leases office space in New York City from Applied Printing and incurred charges of $289 for the year ended December 31, 1996. The Company also leases a facility from the Daily News and incurred charges of $53 for the year ended December 31, 1996.

     Vendor Agreement -- The Company is a party to an agreement originally entered into in January 1992 by Applied Printing with a vendor and its affiliate. Pursuant to such agreement, the Company and Applied Printing are obligated to purchase a specified cumulative annual minimum amount of the vendor's products provided that the prices are market competitive and that the products meet technological and customer specifications. The Company receives a significant rebate from the vendor that varies based on the volume of products purchased. In addition, in 1995, the vendor prepaid to the Company $2,745 of the rebate expected to be earned in 1997 and 1998. If the Company does not earn the full amount of the prepaid rebate in 1997 and 1998, it would be required to repay the difference to the vendor along with interest accrued since 1995. The Chairman is a guarantor of the Company's contingent repayment obligation. The Company also received prepaid rebates in March 1996 aggregating approximately $900, all of which was earned in 1996.

     In connection with the agreement, the vendor's affiliate loaned $15,000 to the Chairman. The loan, which matures on December 31, 1998, bears interest at the lender's commercial paper rate. If the Company and Applied Printing do not jointly satisfy the cumulative minimum purchase obligations specified in the agreement, the Chairman must repay the loan balance in full at that time. These minimum purchase obligations have been satisfied to date, and the Company expects, through its normal purchasing requirements, to continue to exceed such minimum obligation through December 31, 1998. The Company believes that the terms for its purchases of the products covered by this agreement are no less favorable to the Company than those that could be obtained from another vendor.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

14.  RETIREMENT PLANS

     The Company has a defined contribution plan in which employees are eligible to participate upon the completion of six months of service and the attainment of 21 years of age. Participants can contribute into the plan on both a pretax and after-tax basis. In addition, the Company can make discretionary contributions into the plan. Participants vest 100% in the Company's discretionary contribution upon the completion of five years of service. The Company did not make any discretionary contributions for the years ended December 31, 1996, 1995, and 1994.

15.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is contingently liable as a result of transactions arising in the ordinary course of business and is involved in certain legal proceedings in which damages and other remedies are sought. In the opinion of Company management, after review with counsel, the ultimate resolution of these matters will not have a material effect on the Company's Financial Statements.

     Applied Printing and its corporate general partner are defendants in litigation arising out of Applied Printing's business. The Company is not a defendant in any of such litigation, and does not believe there is a sustainable basis for the Company to be named as a defendant in any of such litigation. If the Company were to be named or held responsible in connection with any of such litigation, the Company is indemnified by Applied Printing.

16.  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company maintains cash balances and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

     The Company provides credit to customers on an uncollateralized basis after evaluating customer credit worthiness. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the publishing, advertising agency, entertainment company, and catalog retailing businesses. The Company's five largest customers, excluding related parties, comprise 35%, 37%, and 34% of sales for the years ended December 31, 1996, 1995, and 1994, respectively. In addition, amounts due from these customers represent 29% and 31% of trade accounts receivable as of December 31, 1996 and 1995, respectively. Any termination or significant disruption of the Company's relationships with any of its principal customers could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

17.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Payments of interest and income taxes were as follows:

                                                            1996       1995       1994
                                                            ----       ----       ----
        Interest paid (net of amounts capitalized)........  $702       $905       $815
        Income taxes paid.................................  $766

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     Noncash investing and financing activities were as follows:

                                                                1996       1995      1994
                                                               -------     ----     -------
    Conversion of intercompany borrowing into Applied
      Printing Note..........................................  $16,000
    Distribution to Applied Printing in the form of increased
      intercompany borrowing.................................  $ 3,819
    Common stock issued in exchange for the Prepress
      Business...............................................  $    93
    Common stock issued for acquisition......................  $ 8,500
    Acquisition of property, plant, and equipment in exchange
      for obligations under capital leases...................              $480     $   562
    Acquisition of property, plant, and equipment in exchange
      for notes payable......................................                       $ 1,088
    Additions to goodwill for contingent purchase price
      adjustments............................................              $ 69     $   108
    Acquisitions:
    Fair value of assets acquired............................  $ 8,600              $ 1,020
    Cash paid................................................                        (1,000)
    Value of common stock issued.............................   (8,500)
                                                               -------              -------
    Liabilities assumed......................................  $   100              $    20
                                                               =======              =======

18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amount and estimated fair values of financial instruments at December 31, 1996 and 1995, are summarized as follows:

                                                          1996                        1995
                                                 -----------------------     -----------------------
                                                 CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                                  AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                 --------     ----------     --------     ----------
    ASSETS:
    Cash and cash equivalents................     $2,567        $2,567        $  666        $  666
    Marketable securities....................     $1,600        $1,600
    Other assets.............................     $1,470        $1,470        $1,125        $1,125
    LIABILITIES:
    Applied Printing Note....................     $1,600        $1,600
    Long-term debt...........................     $6,512        $6,400        $1,564        $1,335
    Obligations under capital leases.........     $2,619        $2,557        $3,991        $3,281

     The following methods and assumptions were used to estimate the fair value of financial instruments presented above:

     Cash and cash equivalents -- the carrying amount is a reasonable approximation of fair value.

     Marketable securities -- due to the short-term maturity of the investments, the carrying amount is a reasonable approximation of fair value.

     Other assets -- the carrying amount of non-trade accounts receivables is a reasonable approximation of fair value.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

     Applied Printing Note -- due to the short-term nature of the obligation, the carrying amount is a reasonable approximation of fair value.

     Long-term debt -- the fair value of notes payable, including the current portion, is estimated by discounting the future streams of payments using the rate at which the Company can currently obtain funds under its revolving credit line. The carrying amount of the revolving credit line is a reasonable approximation of fair value since it is a variable-rate obligation.

     Obligations under capital leases -- the fair value of obligations under capital leases, including the current portion, is estimated by discounting the future streams of payments using the rate at which the Company can currently obtain funds under its revolving credit line.

19.  RESTRUCTURING CHARGES

     During 1994 and 1995, the Company restructured its operations in response to the operational impact of acquisitions and the technological changes within the industry. As part of the restructuring, the Company consolidated several operations during 1994 and 1995 in an effort to gain operational and administrative efficiencies. The Statements of Operations include restructuring charges of $3,060 and $6,668 for the years ended December 31, 1995 and 1994, respectively. Such charges were comprised primarily of the write off of assets, including leasehold improvements, that are no longer utilized in the Company's business and contractual lease obligations for facilities and equipment that provide no further benefit to the Company. The Company utilized a discount rate of 10% to determine the present value of the contractual lease payments. The remaining balance of the restructuring liability as of December 31, 1996, was $409, which the Company expects to be paid during 1997.

20.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     Prior to the date of the Offering, the Company was treated as a partnership for Federal and state income tax purposes and was not subject to tax. Had the Company been treated as a C Corporation for the periods prior to the date of the offering, the provision for income taxes, net income, and earnings per common share for the year ended December 31, 1996, would have been as follows:

                                                                                  1996
                                                                                 -------
    Provision for income taxes...............................................    $   785
    Net income...............................................................    $10,035
    Earnings per common share:
      Primary................................................................    $  0.78
      Fully diluted..........................................................    $  0.74

21.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                 1996 QUARTER ENDED
                                                -----------------------------------------------------
                                                MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                                --------     -------     ------------     -----------
                                                 (IN THOUSANDS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)
Net sales.....................................  $30,598      $30,988       $ 35,177         $35,962
Gross profit..................................  $ 8,269      $ 9,352       $ 11,542         $11,320
Income before provision for income taxes......  $   146      $ 2,096       $  4,216         $ 4,362
Net income....................................  $   146      $ 2,033       $  4,005         $ 3,771
Earnings per common share:
  Primary.....................................  $  0.01      $  0.16       $   0.29         $  0.26
  Fully Diluted...............................  $  0.01      $  0.16       $   0.29         $  0.25

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)

                                                                 1995 QUARTER ENDED
                                                -----------------------------------------------------
                                                MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                                --------     -------     ------------     -----------
                                                              (IN THOUSANDS OF DOLLARS)
Net sales.....................................  $30,140      $29,711       $ 29,638         $28,313
Gross profit..................................  $ 7,614      $ 8,250       $  8,030         $ 7,612
Net income (loss).............................  $  (964)     $    82       $ (4,927)        $(2,003)

                          INTERIM FINANCIAL STATEMENTS

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                                  (UNAUDITED)
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)


                                                                       JUNE 30,      DECEMBER 31,
                                                                         1997            1996
                                                                       ---------     ------------
ASSETS
Current assets:
Cash and cash equivalents............................................   $ 2,039        $  2,567
Marketable securities at cost........................................                     1,600
Trade accounts receivable (net of allowances of $526 in 1997 and $472
  in 1996)...........................................................    34,824          29,584
Due from affiliates..................................................     3,837
Inventory............................................................     6,194           4,639
Deferred income taxes................................................       811             705
Prepaid expenses and other current assets............................     4,077           2,485
                                                                        -------         -------
          Total current assets.......................................    51,782          41,580
Property, plant, and equipment -- net................................    20,274          20,544
Goodwill.............................................................    10,364           7,121
Deferred income taxes................................................     2,023           1,644
Other assets.........................................................     1,712           1,258
                                                                        -------         -------
          Total assets...............................................   $86,155        $ 72,147
                                                                        =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses................................   $19,328        $ 19,630
Applied Printing Note................................................                     1,600
Current portion of long-term debt....................................       435             507
Current portion of obligations under capital leases..................     1,018           1,354
Due to affiliates....................................................       893             354
Other current liabilities............................................     2,123           2,407
                                                                        -------         -------
          Total current liabilities..................................    23,797          25,852
Long-term debt.......................................................    16,482           6,005
Obligations under capital leases.....................................       921           1,265
Other liabilities....................................................     2,741           3,142
                                                                        -------         -------
          Total liabilities..........................................    43,941          36,264
                                                                        -------         -------
Commitments and contingencies........................................

Stockholders' equity:

Preferred stock (no par value, 10,000,000 shares authorized; no shares issued and outstanding).....................................
Common stock (par value $0.01; 40,000,000 shares authorized; shares issued and outstanding: 14,355,683 in 1997 and 14,349,683 in
  1996)..............................................................       144             143
Additional paid-in capital...........................................    26,033          25,584
Retained earnings....................................................    16,037          10,156
                                                                        -------         -------
     Total stockholders' equity......................................    42,214          35,883
                                                                        -------         -------
          Total liabilities and stockholders' equity.................   $86,155        $ 72,147
                                                                        =======         =======


                   See Notes to Interim Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)


                                                                                 FOR THE THREE
                                                      FOR THE SIX MONTHS            MONTHS
                                                        ENDED JUNE 30,          ENDED JUNE 30,
                                                      -------------------     -------------------
                                                       1997        1996        1997        1996
                                                      -------     -------     -------     -------
Revenues............................................  $81,072     $61,586     $41,311     $30,988
Cost of revenues....................................   52,871      43,965      26,050      21,636
                                                      -------     -------     -------     -------
Gross profit........................................   28,201      17,621      15,261       9,352
Selling, general, and administrative expenses.......   18,123      14,311       9,521       7,255
                                                      -------     -------     -------     -------
Operating income....................................   10,078       3,310       5,740       2,097
Interest expense....................................     (508)     (1,343)       (298)       (439)
Other income (expense) -- net.......................       71         275         (60)        438
                                                      -------     -------     -------     -------
Income before provision for income taxes............    9,641       2,242       5,382       2,096
Provision for income taxes..........................    3,760          63       2,099          63
                                                      -------     -------     -------     -------
Net income..........................................  $ 5,881     $ 2,179     $ 3,283     $ 2,033
                                                      =======     =======     =======     =======
Earnings per common share (pro forma in 1996):
  Primary...........................................  $  0.39     $  0.19     $  0.21     $  0.16
  Fully Diluted.....................................  $  0.38     $  0.19     $  0.21     $  0.16
Weighted average number of common shares (pro forma
  in 1996):
  Primary...........................................   15,244      11,425      15,305      13,075
  Fully Diluted.....................................   15,374      11,425      15,375      13,075


                   See Notes to Interim Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                           (IN THOUSANDS OF DOLLARS)


                                                                           FOR THE SIX MONTHS
                                                                             ENDED JUNE 30,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
Cash flows from operating activities:
Net income...............................................................  $ 5,881     $ 2,179
Adjustments to reconcile net income to net cash from operating activities:
     Depreciation and amortization.......................................    2,962       2,690
     Deferred taxes......................................................     (437)
     Other...............................................................       (6)        124
Management of Changes in Operating Assets and Liabilities, net of effects of acquisitions:
     Trade accounts receivable...........................................   (5,234)     (2,538)
     Due from/to affiliates..............................................   (3,298)        180
     Inventory...........................................................   (1,441)        235
     Other assets........................................................   (2,068)      1,134
     Accounts payable and accrued expenses...............................   (1,999)     (2,108)
     Other liabilities...................................................     (830)       (970)
                                                                           -------     -------
Net cash provided by (used in) operating activities......................   (6,470)        926
                                                                           -------     -------
Cash flows from investing activities:
     Proceeds from the sale of marketable securities.....................    1,600
     Investment in marketable securities.................................              (16,244)
     Property, plant, and equipment expenditures.........................   (3,902)     (3,591)
     Entities purchased, net of cash required............................   (1,179)
     Other investing activities..........................................       12         537
                                                                           -------     -------
Net cash used in investing activities....................................   (3,469)    (19,298)
                                                                           -------     -------
Cash flows from financing activities:
     Proceeds from sale of common stock..................................               46,659
     Borrowings under revolving credit line..............................    9,877
     Proceeds from sale/leaseback transactions...........................    2,140
     Repayment of Applied Printing Note..................................   (1,600)
     Repayment of notes and capital lease obligations....................   (1,078)     (1,355)
     Proceeds from exercise of stock options.............................       72
     Repayment of intercompany borrowings -- net.........................              (18,000)
     Net distributions to Applied Printing...............................               (4,653)
                                                                           -------     -------
Net cash provided by financing activities................................    9,411      22,651
                                                                           -------     -------
Net increase (decrease) in cash and cash equivalents.....................     (528)      4,279
Cash and cash equivalents at beginning of period.........................    2,567         666
                                                                           -------     -------
Cash and cash equivalents at end of period...............................  $ 2,039     $ 4,945
                                                                           =======     =======


                   See Notes to Interim Financial Statements

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION


     The accompanying unaudited condensed financial statements of Applied Graphics Technologies, Inc. (the "Company"), which have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles, should be read in conjunction with the notes to financial statements contained herein. In the opinion of the management of the Company, all adjustments (consisting primarily of normal recurring accruals) necessary for a fair presentation have been included in the financial statements. The operating results of any quarter are not necessarily indicative of results for any future period.



     On April 16, 1996 (the "Offering Date"), the Company's Registration Statement on Form S-1 under the Securities Act of 1933, as amended, relating to the initial public offering (the "Offering") of the Company's Common Stock, was declared effective. Upon the offering being declared effective, the Company acquired substantially all of the assets and certain related liabilities relating to the prepress, digital imaging services, and related businesses (collectively, the "Prepress Business") of Applied Printing Technologies, L.P. ("Applied Printing"), an entity beneficially owned by the Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company. The Prepress Business was acquired in exchange for 9,309,900 shares of the Company's Common Stock and $37.0 million of additional consideration comprised of (i) the assumption by the Company of the principal amount of collateralized senior indebtedness to Applied Printing's primary institutional lender (the "Institutional Senior Indebtedness") of $21.0 million and (ii) the issuance of a promissory note by the Company to Applied Printing (the "Applied Printing Note") of $16.0 million. The Company received net proceeds of $46.1 million from the Offering, of which $21.0 million was used to repay Institutional Senior Indebtedness and $16.0 million was used to invest in short-term investments to support a standby letter of credit that collateralized the Applied Printing Note.



     The acquisition of the Prepress Business was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company reflect the combined results of operations of the Prepress Business through the Offering Date and the results of the Company thereafter. The statement of operations and the statement of cash flows covering periods through the Offering Date have been prepared by combining the results of operations and cash flows of the specific divisions that comprised the Prepress Business. Prior to the Offering Date, these divisions operated as separate business units and maintained their own books and records. Through the Offering Date, Applied Printing managed the cash and financing requirements of all of its divisions centrally and, as such, the interest expense and related intercompany borrowing up until that date represents an allocation of Applied Printing's interest expense and the related debt. Additionally, prior to the Offering Date, Applied Printing and other related parties had provided certain corporate, general, and administrative services to the Prepress Business including general management, treasury, financial reporting, and legal services. Accordingly, the financial statements prior to the Offering Date include an allocation of expenses for such services. The results of operations and cash flows for the three months ended March 31, 1996, may have differed had the Company operated as an independent entity during that period.



     In May 1997, the Company completed the purchase of certain assets of Star Graphic Arts Co., Inc., a prepress company in Northern California. In June 1997, the Company acquired certain assets of Digital Imagination, Inc., a digital events photography business. Also in June 1997, the Company acquired certain rights from a former joint venture partner, including the right to terminate the original arrangement and relocate certain print operations to its Los Angeles facility. For such acquisitions, the Company paid an aggregate of $1.2 million from amounts borrowed under its line of credit, assumed $2.7 million of liabilities, and granted rights to a minimum of 19,000 warrants to purchase its Common Stock with an approximate value of $0.3 million. These acquisitions were accounted for using the purchase method of accounting. Accordingly,

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

              NOTES TO INTERIM FINANCIAL STATEMENTS -- (CONCLUDED)
                                  (UNAUDITED)


the assets and liabilities acquired have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $3.2 million and has been recorded as goodwill. The effects on revenues, income before provision for income taxes, net income, and earnings per share from these acquisitions, either individually or in the aggregate, are not material.


     Certain prior-period amounts in the accompanying financial statements have been reclassified to conform with the 1997 presentation.

2.  ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", was issued in February 1997 and is effective for interim and annual periods ending after December 15, 1997. This statement, which supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share", establishes standards for computing and presenting earnings per share and will require the restatement of all prior-period earnings per share data. The implementation of SFAS No. 128 will not have a material impact on the Company's earnings per share data.

     Statement of Financial Accounting Standards (SFAS) No. 129, "Disclosure of Information about Capital Structure", was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement establishes standards for disclosing information about an entity's capital structure by superseding and consolidating previously issued accounting standards. The financial statements of the Company are prepared in accordance with the requirements of SFAS No. 129.

3.  INVENTORY

     The components of inventory (in thousands of dollars) were as follows:


                                                                 JUNE 30,     DECEMBER 31,
                                                                   1997           1996
                                                                 --------     ------------
        Work-in-process........................................   $3,688         $2,596
        Raw materials..........................................    2,506          2,043
                                                                  ------         ------
        Total..................................................   $6,194         $4,639
                                                                  ======         ======


4.  INCOME TAXES


     The Prepress Business was treated as a partnership for Federal and state income tax purposes prior to the Offering Date and was not subject to tax. Concurrently with the acquisition, the Company recorded the applicable deferred tax assets related to the differences between financial statement and tax basis of the assets and liabilities of the Prepress Business. These deferred tax assets were entirely offset by a valuation allowance. A provision for income taxes is included in the Company's Statement of Operations only for the periods subsequent to the Offering Date. Had the Company been subject to income taxes prior to the Offering Date, the provision for income taxes, net income, and earnings per share for the six months ended June 30, 1996, would have been $92,000, $2,150,000, and $0.19, respectively. There would have been no change to the provision for income taxes for the three months ended June 30, 1996. The effective rate of the provision for income taxes in 1996 was lower than would ordinarily be expected due primarily to the reversal of both Federal and state deferred tax asset valuation allowances.


5.  EARNINGS PER SHARE


     Earnings per share of common stock are computed by dividing net income by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding. For the 1996 period, earnings per share of common stock represent a pro forma calculation and include the number of shares of common stock issued and issuable to Applied Printing prior to the Offering Date.

                      APPLIED GRAPHICS TECHNOLOGIES, INC.

              NOTES TO INTERIM FINANCIAL STATEMENTS -- (CONCLUDED)
                                  (UNAUDITED)

6.  RELATED PARTY TRANSACTIONS


     Sales to, purchases from, and administrative charges incurred with related parties (in thousands of dollars), were as follows:



                                                                          THREE MONTHS
                                              SIX MONTHS ENDED                ENDED
                                                  JUNE 30,                   JUNE 30,
                                               1997       1996           1997       1996
                                              ------     ------         ------     ------
        Affiliate sales...................    $6,326     $5,502         $2,679     $2,482
        Affiliate purchases...............    $2,306     $1,410         $1,144     $  919
        Administrative charges............    $  532     $1,849         $  267     $  547



     Administrative charges include charges for certain legal and computer services provided by affiliates and for rent incurred for leases with affiliates. Administrative charges incurred for the six and three months ended June 30, 1996, also include $1.5 million and $0.3 million, respectively, of costs allocated from Applied Printing for general management, treasury, financial reporting, and legal services. Such administrative charges are included in selling and administrative expenses in the Statements of Operations.



7.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION



     Payments of interest and income taxes for the six months ended June 30, 1997 and 1996, were as follows:



                                                                        1997        1996
                                                                       -------     -------
    Interest paid....................................................  $   496     $   444
    Income taxes paid................................................  $ 4,044



     Noncash investing and financing activities for the six months ended June 30, 1997 and 1996, were as follows:



                                                                        1997        1996
                                                                       -------     -------
    Notes payable issued in connection with an acquisition...........  $   488
    Conversion of intercompany borrowing into Applied Printing
      Note...........................................................              $16,000
    Distribution to Applied Printing in the form of increased
      intercompany borrowing.........................................              $ 3,819
    Common stock issued in exchange for the Prepress Business........              $    93

    Acquisitions:
    Fair value of assets acquired....................................  $ 4,253
    Cash paid........................................................   (1,185)
    Value of stock warrants issued...................................     (330)
                                                                       -------
    Liabilities assumed..............................................  $ 2,738
                                                                       =======

=========================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                           Page
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    6
Company History..........................   13
Use of Proceeds..........................   13
Price Range of Common Stock and Dividend
  Policy.................................   13
Capitalization...........................   14
Selected Financial Data..................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   16
Business.................................   22
Management...............................   30
Selling Stockholders.....................   32
Shares Eligible for Future Sale..........   33
Underwriting.............................   35
Legal Matters............................   36
Experts..................................   36
Incorporation of Certain Documents by
  Reference..............................   36
Available Information....................   37
Index to Financial Statements............  F-1


=========================================================
=========================================================

                                5,000,000 SHARES

                            [APPLIED GRAPHICS LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                COWEN & COMPANY

                            BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                             MONTGOMERY SECURITIES

                                           , 1997
======================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq additional listing fee, are estimates:

                                   DESCRIPTION                                   AMOUNT
    --------------------------------------------------------------------------  --------
    SEC Registration Fee......................................................  $ 64,035
    NASD Filing Fee...........................................................  $ 21,631
    Nasdaq Additional Listing Fee.............................................  $ 17,500
    Transfer Agent's and Registrar's Fee......................................  $  5,000
    Printing and Engraving Fees...............................................  $175,000
    Legal Fees and Expenses (other than Blue Sky).............................  $200,000
    Accounting Fees and Expenses..............................................  $125,000
    Blue Sky Fees and Expenses (including fees of counsel)....................  $ 20,000
    Miscellaneous.............................................................  $ 71,834
                                                                                --------
              TOTAL...........................................................  $700,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law (the "Delaware Law") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation and Bylaws provide for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by the Delaware Law. In addition, the Certificate of Incorporation and Bylaws provide that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Bylaws provide that the Company shall, to the full extent permitted by the Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (i) Exhibits


    *1   Underwriting Agreement
     4   Specimen stock certificate incorporated by reference to Exhibit No. 4 forming a part of Amendment No. 3 to the Registrant's Registration Statement
         on Form S-1 (File No. 333-00478) filed with the Securities and Exchange
         Commission under the Securities Act of 1933, as amended.
    *5   Opinion of Shaw, Pittman, Potts and Trowbridge as to the legality of the
         Common Stock being registered
 *23.1   Consent of Shaw, Pittman, Potts & Trowbridge (included as part of Exhibit 5)
  23.2   Consent of Deloitte & Touche LLP
  23.3   Consent of Coopers & Lybrand, L.L.P.
  **24   Power of Attorney (included on signature page)


---------------
 * To be filed by amendment.

** Previously filed


ITEM 17.  UNDERTAKINGS

     (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (ii) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 1, 1997.


                                          APPLIED GRAPHICS TECHNOLOGIES, INC.
                                          (Registrant)

                                          By: /s/     FRED DRASNER
                                            ------------------------------------
                                                        Fred Drasner
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fred Drasner, Mortimer B. Zuckerman and Martin D. Krall, and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments, including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) to this Registration Statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


                SIGNATURE                                 TITLE                      DATE
------------------------------------------  ----------------------------------  ---------------


             /s/ FRED DRASNER               Director, Chairman and Chief         August 1, 1997
------------------------------------------    Executive Officer (Principal
               Fred Drasner                   Executive Officer)

             /s/ DIANE ROMANO               President                            August 1, 1997
------------------------------------------
               Diane Romano

          /s/ MELVIN A. ETTINGER            Vice Chairman, Chief Operating       August 1, 1997
------------------------------------------    Officer and Director
            Melvin A. Ettinger
         /s/ LOUIS SALAMONE, JR.            Senior Vice President and Chief      August 1, 1997
------------------------------------------    Financial Officer (Principal
           Louis Salamone, Jr.                Financial Officer)

           /s/ MARTIN D. KRALL              Director, Executive Vice             August 1, 1997
------------------------------------------    President, Chief Legal Officer
             Martin D. Krall                  and Secretary

                SIGNATURE                                 TITLE                      DATE
------------------------------------------  ----------------------------------


        /s/ MORTIMER B. ZUCKERMAN           Chairman of the Board of Directors   August 1, 1997
------------------------------------------
          Mortimer B. Zuckerman*

            /s/ JOHN R. HARRIS              Director                             August 1, 1997
------------------------------------------
             John R. Harris*

           /s/ EDWARD H. LINDE              Director                             August 1, 1997
------------------------------------------
             Edward H. Linde*

           /s/ HOWARD STRINGER              Director                             August 1, 1997
------------------------------------------
             Howard Stringer*

           /s/ LINDA J. WACHNER             Director                             August 1, 1997
------------------------------------------
            Linda J. Wachner*


------------------------

*  by Martin D. Krall pursuant to power of attorney

                                 EXHIBIT INDEX



EXHIBIT                                                                            PAGE
  NO.                                                                              NO.
-------                                                                            ----
     *1   Underwriting Agreement
      4   Specimen stock certificate incorporated by reference to Exhibit No. 4 forming a part of Amendment No. 3 to the Registrant's Registration
          Statement on Form S-1 (File No. 333-00478) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
     *5   Opinion of Shaw, Pittman, Potts and Trowbridge as to the legality of the Common Stock being registered
  *23.1   Consent of Shaw, Pittman, Potts & Trowbridge (included as part of
          Exhibit 5)
   23.2   Consent of Deloitte & Touche LLP
   23.3   Consent of Coopers & Lybrand, L.L.P.
   **24   Power of Attorney (included on signature page)


---------------

 * To be filed by amendment.


** Previously filed